ORLEN

03045012

GK/PW/ 954 /2003

SEC file: 82-5036

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Płock, 13 October 2003

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's current reports from No 60/2003 to 73/2003/74 plus 2Q2003 figures under PAS (unconsolidated) and IFRS.

Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 51 41 or mobile: +48 607 325 405.

Yours sincerely,

Paweł Wochowski
Investor Relations Department

dw 12/11

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 6 AND 3 MONTH PERIODS ENDED 30 JUNE 2003 AND 30 JUNE 2002
PREPARED IN ACCORDANCE WITH INTERNATIONAL
FINANCIAL REPORTING STANDARDS
TOGETHER WITH AUDITORS' REVIEW REPORT

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED BALANCE SHEETS
as of 30 June 2003 and 31 December 2002

	Note	30 June 2003	31 December 2002
		(unaudited)	
ASSETS		(in PLN million)	
Non-current assets			
Property, plant and equipment	6	9,496	9,089
(Negative goodwill)	7	(402)	(222)
Intangible assets	8	127	107
Financial assets	9	616	601
Investments accounted for using equity method	10	467	199
Deferred tax assets	25	18	25
Other non-current assets		13	15
Total non-current assets		**10,335**	**9,814**
Current assets			
Inventories	11	3,150	2,868
Trade and other receivables	12	2,734	2,080
Income tax receivables		6	32
Short-term investments	13	53	44
Deferred costs	14	107	57
Cash and cash equivalents	15	380	178
Total current assets		**6,430**	**5,259**
Total assets		**16,765**	**15,073**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity	21		
Common stock		525	525
Capital reserve		1,174	1,174
Revaluation reserve		855	859
Foreign exchange difference on subsidiaries		32	-
Retained earnings		6,227	5,771
Total shareholders' equity		**8,813**	**8,329**
Minority interests	16	**411**	**412**
Non-current liabilities			
Interest bearing borrowings	17	447	402
Provisions	18	578	576
Deferred tax liabilities	25	443	431
Total non-current liabilities		**1,468**	**1,409**
Current liabilities			
Trade and other payables and accrued expenses	19	3,030	2,747
Income tax liabilities		19	-
Interest bearing borrowings	17	3,010	2,161
Deferred income	20	14	15
Total current liabilities		**6,073**	**4,923**
Total liabilities and shareholders' equity		**16,765**	**15,073**

The accompanying notes are an integral part of these consolidated financial statements.

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED INCOME STATEMENTS
for the 6 and 3 month periods ended 30 June 2003 and 30 June 2002

	Note	6 month period ended 30 June 2003 (unaudited)	3 month period ended 30 June 2003 (unaudited)	6 month period ended 30 June 2002 (unaudited)	3 month period ended 30 June 2002 (unaudited)
		(in PLN million)			
Revenue		**10,895**	**5,933**	**7,434**	**3,932**
Cost of sales	23	(8,724)	(4,931)	(5,822)	(3,084)
Gross profit		**2,171**	**1,002**	**1,612**	**848**
Other operating income		237	49	128	70
Distribution costs	23	(1,026)	(571)	(783)	(407)
Administrative expenses	23	(459)	(250)	(426)	(225)
Other operating expenses	23	(158)	(55)	(146)	(80)
Profit from operations		**765**	**175**	**385**	**206**
Financial income	24	132	56	47	37
Financial expenses	24	(170)	(7)	(156)	(71)
Income from investments accounted for using equity method		21	11	4	2
Profit before income tax and minority interests		**748**	**235**	**280**	**174**
Income tax	25	(216)	(64)	(86)	(58)
Profit after tax		**532**	**171**	**194**	**116**
Minority interests		(17)	(11)	(13)	(1)
Net profit		**515**	**160**	**181**	**115**
Basic earnings per share for the period (in zloty per share)		**1.23**	**0.38**	**0.43**	**0.27**

The accompanying notes are an integral part of these consolidated financial statements.

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CASH FLOW STATEMENTS
for the 6 month period ended 30 June 2003 and 30 June 2002

	For the 6 month period ended 30 June 2003	For the 6 month period ended 30 June 2002
	(unaudited) (PLN million)	
Cash flows from operating activities		
Net profit for the period	515	181
Adjustments for:		
Minority interests	17	13
Net income from investments accounted for under equity method	(21)	(4)
Depreciation and amortisation	593	550
Interest and dividend charges, net	16	78
Income tax on current period profit	216	86
(Gain) on investing activities	(29)	(14)
(Increase) in receivables	(244)	(209)
(Increase) in inventories	(260)	(230)
Increase/ (decrease) in accrued expenses and payables	(117)	337
Increase in provisions	10	18
Other adjustments	(75)	(25)
Net income tax paid	(167)	(84)
Net cash flows from operating activities	**454**	**697**
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	(466)	(418)
Proceeds from sales of property, plant and equipment	8	22
Proceeds from sales of available for sale investments	3	11
Acquisition of investment available for sale and entities accounted under equity method	(38)	-
Acquisition of Orlen Deutschland GmbH, net of cash acquired	(419)	-
Acquisition of short term securities	(29)	(104)
Proceeds from sales of short term securities	19	90
Dividends and interest received	66	23
Other	(5)	(7)
Net cash flows used in investing activities	**(861)**	**(383)**
Cash flows from financing activities		
Proceeds from long-term and short-term loans and other borrowings	2,156	863
Repayment of long-term and short-term loans and other borrowings	(1,469)	(1,048)
Interest paid	(75)	(110)
Other	(3)	(5)
Net cash flows from/(used in) financing activities	**609**	**(300)**
Net increase in cash and cash equivalents	**202**	**14**
Cash and cash equivalents at beginning of period	**178**	**203**
Cash and cash equivalents at end of period	**380**	**217**

The accompanying notes are an integral part of these consolidated financial statements.

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the 6 month period ended 30 June 2003 and 30 June 2002
(in PLN million)

	Common stock	Capital reserve	Revaluation reserve	Foreign exchange differences on subsidiaries	Retained earnings	Total shareholders' equity
1 January 2002	**525**	**1,174**	**859**	-	**5,400**	**7,958**
Cash dividends (PLN 0.12 per share)	-	-	-	-	(50)	(50)
Net profit for the 6 month period ended 30 June 2002	-	-	-	-	181	181
30 June 2002 **(unaudited)**	**525**	**1,174**	**859**	-	**5,531**	**8,089**
1 January 2003	**525**	**1,174**	**859**	-	**5,771**	**8,329**
Foreign exchange gain/(loss) on consolidation	-	-	-	32	-	32
Cash – flow hedge	-	-	(4)	-	-	(4)
Cash dividends (PLN 0.14 per share)	-	-	-	-	(59)	(59)
Net profit for the 6 month period ended 30 June 2003	-	-	-	-	515	515
30 June 2003 **(unaudited)**	**525**	**1,174**	**855**	**32**	**6,227**	**8,813**

The accompanying notes are an integral part of these consolidated financial statements.

(in PLN million)

1. Principal activities

The principal company of the capital group of Polski Koncern Naftowy ORLEN (further referred to as "the Group") is Polski Koncern Naftowy ORLEN S.A. (further referred to as "the Company", "PKN ORLEN") located in Plock, Poland, 7 Chemikow Street.

The Company was established by the Notary Deed of 29 June 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. as a State Treasury owned Joint Stock Company, and registered in the Companies Register in Plock on 1 July 1993. In accordance with the resolution of the General Meeting of Shareholders held on 19 May 1999, which became effective on registration in the District Court of Plock on 20 May 1999, the Company changed its name to Polski Koncern Naftowy S.A. Further, following the General Meeting of Shareholders resolution dated 3 April 2000, registered in the Plock District Court on 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in the processing of crude oil into a broad range of petroleum products and petrochemicals and in the transportation and wholesale and retail distribution of such products. The other companies in the Group operate primarily in related downstream activities including further production and distribution as well as in production of chemicals.

Until the second public offering completed in July 2000, the Company was primarily owned, directly and indirectly, by the Polish State Treasury. The employees and others had a minority shareholding. The State Treasury supervised the Company through its control of the Company's majority shareholder, and ultimate parent company Nafta Polska S.A. As at 30 June 2003 the Polish State Treasury owned directly and indirectly 28% of the Company shares, Bank of New York (Global Depository Receipts) held 11% shares and other shareholders owned 61% of the Company shares. On 20 June 2002 the Company announced that Warsaw-based Kulczyk Holding S.A. and its subsidiaries are in possession of 23,911,206 bearer shares of PKN ORLEN which account for 5.69% of the votes at the general meeting of shareholders of PKN ORLEN.
On 4 July 2003 the Company announced that Commercial Union OFE BPH CU WBK is in possession of 21,533,539 bearer shares of PKN ORLEN which account for 5.125% of the votes at the general meeting of shareholders of PKN ORLEN.

2. Basis of presentation

a. Accounting standards

The Group applied for these consolidated condensed financial statements International Financial Reporting Standards ("IFRS") effective for respective accounting periods except for accounting for hyperinflation under International Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) and revaluation of fixed assets under International Accounting Standard No 16 "Property, Plant and Equipment" (IAS 16) referred to in Note 3.

The Group entities maintain their books of account in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish Accounting Standards ("PAS") as defined by the amended Accounting Act ("Amended Accounting Act"). These financial statements include certain adjustments not reflected in the Company's or other Group entities books to present these statements in accordance with standards and interpretations issued by International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC", formerly Standing Interpretations Committee ("SIC")), except for adjustments required by IAS 29 and by IAS 16 referred to in Note 3. The adjustments to the Company's books and other Group entities and their effect on net profit and net assets resulting from adopting International Financial Reporting Standards are presented in Note 33.

These financial statements contains all adjustments, except for adjustments required by IAS 29 and by IAS 16 as described in Note 3, which are necessary for a fair statement of the Company's consolidated results of operations and cash flow for the interim periods ended on 30 June 2003 and 30 June 2002 and the Company's consolidated financial position as of 30 June 2003 and 31 December 2002. The interim financial results are not necessarily indicative of the results of the full year.

These financial statements were prepared under assumption that the Group entities will continue as a going concern for foreseeable future. As of the date of authorisation of these financial statements there are no facts or circumstances indicating any threat of going concern of the Group entities.

b. Reorganisation of the Group

In connection with the Polish Government's restructuring and privatisation program for the Polish oil sector companies, the Polish State Treasury, through its holding in Nafta Polska S.A. reorganised the Polish oil sector in the years 1997 through 1999. The existing Group is a result of this reorganisation of several significant operating companies, which were all under the common control of Nafta Polska S.A. and the Polish State Treasury. In particular, this reorganisation included the following transactions:

- merger with Centrala Produktów Naftowych "CPN" S.A.("CPN"), a major Polish fuel retailer,
- acquisition of refineries: Rafineria Trzebinia S.A. and Rafineria Nafty Jedlicze S.A.,
- spin - off of Dyrekcja Eksploatacji Cystern Sp. z o.o. by CPN – major Polish rail logistics operator,
- disposal of Naftobazy Sp. z o.o. by CPN – major Polish fuel storage farms operator.

To the extent of the Polish State Treasury's common control, this reorganisation was accounted for as a transaction under common control using the uniting of interests' method of accounting in analogy to International Accounting Standards No 22 "Business Combination" (IAS 22).

(in PLN million)

c. Entities included in financial statements

These consolidated financial statements for the 6 month period ended 30 June 2003 and year ended 31 December 2002 include the following entities within Group located in Poland and Germany:

	voting rights[2]	
	30 June 2003	31 December 2002
	(unaudited)	
	(full percentage)	
PKN ORLEN	Parent entity	
ORLEN Deutschland GmbH[1]	100%	-
ORLEN Deutschland Immobilien GmbH[1]	100%	-
ORLEN Gaz Sp. z o.o.	100%	100%
ORLEN PetroCentrum Sp. z o.o.	100%	100%
ORLEN Medica Sp. z o.o.	100%	100%
ORLEN Budonaft Sp. z o.o.	100%	100%
ORLEN Laboratorium Sp. z o.o. [4]	100%	-
ORLEN Polimer Sp. z o.o.	100%	100%
ORLEN Powiernik Sp. z o.o.	100%	100%
ORLEN KolTrans Sp. z o.o.	100%	100%
ORLEN Transport Szczecin Sp. z o.o.	100%	100%
ORLEN ASFALT Sp. z o.o (formerly Bitrex Sp. z o.o.)[5]	100%	100%
ORLEN Transport Lublin Sp. z o.o.	98%	98%
ORLEN Transport Krakow Sp. z o.o.	98%	98%
ORLEN Transport Plock Sp. z o.o.	98%	98%
ORLEN Transport Nowa Sol Sp. z o.o.	97%	97%
Zaklad Budowy Aparatury S.A.	97%	97%
ORLEN Transport Poznan Sp. z o.o.	96%	96%
ORLEN Transport Slupsk Sp. z o.o.	96%	96%
ORLEN Transport Warszawa Sp. z o.o.	94%	94%
ORLEN Transport Olsztyn Sp. z o.o.	92%	92%
Capital Group ORLEN- Oil Sp. z o.o.	92%	92%
Petrogaz Lapy Sp. z o.o.	90%	90%
ORLEN Petro – Tank Sp. z o.o.	90%	90%
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	89%	89%
Petrotel Sp. z o.o.	89%	89%
Capital Group ORLEN Petroprofit Sp. z o.o.	85%	85%
ORLEN WodKan Sp. z o.o.	82%	82%
Capital Group Rafineria Trzebinia S.A.	77%	77%
Capital Group Anwil S.A.	76%	76%
Capital Group Rafineria Nafty Jedlicze S.A.	75%	75%

(in PLN million)

Inowroclawskie Kopalnie Soli „Solino" S.A.	71%	71%
ORLEN Mechanika Sp. z o.o. [3]	-	68%
Capital Group Ship-Service S.A.	56%	56%
ORLEN Automatyka Sp. z o.o.	52%	52%
ORLEN PetroZachod Sp. z o.o.	52%	52%
Petrogaz Wroclaw Sp. z o.o.	52%	52%
ORLEN Remont Sp. z o.o. [3]	-	51%
Petrolot Sp. z o.o.	51%	51%
ORLEN Eltech Sp. z o.o. [3]	-	51%
ORLEN Projekt Sp. z o.o.	51%	51%
ORLEN EnergoRem Sp. z o.o. [3]	-	51%
ORLEN Wir Sp. z o.o.	51%	51%
ORLEN Morena Sp. z o.o.	51%	51%

1) Entities managing German activities acquired in transaction described in Note 5b);
2) Voting rights equals share in equity except for share in equity in Ship Service Capital Group which is 61%;
3) Entities disposed in 2Q 2003;
4) Entity founded by PKN ORLEN in 1Q 2003;
5) Since 2Q 2003 entity directly controlled by PKN ORLEN (previously Rafineria Trzebinia directly controlled subsidiary).

3. Measurement and reporting currency

The measurement and the reporting currency of these consolidated financial statements is Polish Zloty ("PLN"). These consolidated financial statements have not contained adjustment required by IAS 29.

IAS 29 requires companies that report in the currency of a hyperinflationary economy to restate assets and liabilities in terms of the measurement unit current at the balance sheet date. Taking into account that the three-year cumulative rate of inflation fell below 100% in late 1996, Poland was no longer considered to be a hyperinflationary economy from the beginning of 1997. For such circumstances IAS 29 requires that assets should be stated in terms of the measurement unit current at the end of the hyperinflationary period.

The Group last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation in general by applying price indices determined by the Central Statistical Office ("GUS") to reflect level of inflation for individual groups of fixed assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. The Group is unable to quantify the impact on these financial statements of non-compliance with IAS 29.

The above revaluation was also not performed in accordance with the provisions of IAS 16 since the revaluation method did not assure that the revalued amount of fixed assets was approximate to their fair value as at the date of revaluation.

(in PLN million)

4. Statement of principal accounting policies

The financial statements were prepared on the historical cost basis concept except for the fixed assets being subject to revaluation and certain financial instruments.

(a) Principles of consolidation

The consolidated financial statements of the Group include Polski Koncern Naftowy ORLEN S.A. and the companies that it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital or is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders' interests are shown separately in the balance sheets and income statements, respectively.

The purchase method of accounting is used for acquired businesses. Accounting for reorganisations is discussed in Note 2b. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

Investments in associated companies (generally investments of between 20% to 50% in a company's equity) where significant influence is exercised by the Group are accounted for using the equity method. An assessment of the carrying value of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

Investments in joint ventures, where joint control is exercised by the Group are accounted for using the equity method. An assessment of the carrying value of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

All other investments are accounted for in accordance with IAS 39, "Financial Instruments: Recognition and Measurement" as further disclosed in Note 4(l).

All subsidiaries' financial statements were prepared for the 6 month period ended 30 June 2003.

(b) Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment loss, except where stated at revalued amounts. Revaluations of property, plant and equipment were performed in Poland as mandated by the Ministry of Finance and were designed to reflect the level of inflation. Revaluations were in general performed using the price indices determined by Central Statistical Office ("GUS") for individual groups of fixed assets. This is a departure from IAS 29, which requires application of a general price index. The revaluation was also not performed in accordance with the provisions of IAS 16 since the revaluation method did not assure that the revalued amount of fixed assets was approximate to their fair value as at the date of revaluation.The last revaluation took place on 1 January 1995 and was designed to reflect the specific price level as of September 1994.

As a result of this revaluation both the carrying amount and tax base of the assets subject to revaluation have been increased with a resulting increase in the revaluation reserve line item in shareholders' equity.

The Group has not revalued its property, plant and equipment as of 31 December 1996, which is a departure from IAS 29, which requires that assets are restated to a measurement unit current as of the end of hyperinflationary period. According to Polish law, the Group companies performed the revaluations, which increased net book value of property, plant and equipment by a total of PLN 859 m. The amount equal to the difference between the depreciation on a revalued asset and the depreciation based on the cost of that asset is not transferred from revaluation reserve to retained earnings. Construction-in-progress was not subject to revaluations. Depreciation is based on the revalued amounts. Unless Polish economy is again subject to a period of hyperinflation, the Group does not intend to include effects of any further revaluations in its consolidated financial statements prepared under IFRS.

(in PLN million)

Property, plant and equipment are depreciated over their useful lives using a straight-line method. The following depreciation rates are used:

Buildings and constructions	1.5 - 10.0%
Plant and machinery	4.0 - 30.0%
Transportation vehicles and others	6.0 - 25.0%

The useful lives and depreciation methods are reviewed periodically to ensure that the method and period of depreciation is consistent with the expected pattern of economic benefits from items of property, plant and equipment.

No depreciation is provided on land and construction-in-progress.

The Group companies review the net carrying value of property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(c) Goodwill and negative goodwill

Goodwill / negative goodwill arises from the purchase of an entity. Goodwill represents the excess of the purchase consideration over the Company's interest in the fair value of the net assets acquired. Negative goodwill represents the excess of the Company's interest in the fair value of the net assets acquired over the purchase consideration. Goodwill is recognised at the date of acquisition and amortised on a straight-line basis over the expected period of benefit. The Group amortises goodwill, which arose on the merger of CPN in year 1999, over a period of ten years. The amortisation period reflects the best estimate of the period during which future economic benefits are expected to flow to the enterprise.
Negative goodwill is recognised in the income statement as follows: to the extent that negative goodwill relates to expected future losses and expenses that are identified in the company's plan for the acquisition and can be measured reliably but which cannot be accrued for the date of acquisition, that portion of negative goodwill is recognised as income when the future losses and expenses are recognised; the amount of negative goodwill not exceeding the fair values of acquired identifiable non-monetary assets is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets; the amount of negative goodwill in excess of the fair values of acquired identifiable non-monetary assets is recognised as income immediately. The amortisation period for the presented negative goodwill is 10 – 12 years from the date of purchase of shares.

(d) Intangible assets

Intangible assets are stated at cost less accumulated amortisation and any accumulated impairment losses. Intangible assets are amortised using the straight-line method over their estimated useful economic live. The amortisation rates applied in relation to intangible assets range from 7% to 50%.

The Group companies review the value of intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

(e) Inventories

Inventories are valued at the lower of cost and net realisable value less impairment. Net realisable value is the selling price in the ordinary course of business, less the costs of completion and distribution. Cost is determined on the basis of weighted average cost. For products, cost includes the applicable allocation of fixed and variable overhead costs based on a normal operating capacity.

(f) Receivables

Trade receivables are initially stated at the fair value of the consideration given and are subsequently carried at amortised cost, less allowance for doubtful debts.

(g) Cash and cash equivalents

Cash includes cash on hand and cash in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

(h) Revenue recognition

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of the revenue can be measured reliably. Revenue is recognised net of value added tax ("VAT"), excise tax and discounts. Revenue from sales of goods is recognised when delivery has taken place and transfer of risks and rewards has been completed.

(i) Borrowings

Borrowing costs, including exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs are recognised as an expense in the period in which they are incurred, except for those which are directly attributable to the acquisition, construction or production of a qualifying asset and therefore capitalised. Capitalisation of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Average capitalisation rates are calculated as a ratio of capitalized borrowing costs and average balance of construction in progress. Borrowing costs are capitalised until the assets are substantially ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

Borrowings are initially recognised at the fair value of consideration received, net of transaction costs. They are subsequently carried at amortised cost using the effective interest rate method, the difference between net proceeds and redemption value being recognised in the net profit or loss for the period over the life of the borrowings.

(j) Jubilee and retirement bonuses

Certain Group companies provide defined jubilee and retirement benefit plans for their employees. Jubilee bonuses are paid to employees upon completion of a certain number of years in service whereas retirement allowances are one–off payments on retirement, both depending on employee's average remuneration and length of service. The jubilee and retirement benefits are not funded. The jubilee and retirement bonus obligations are accounted for on an accrual basis. Jubilee benefits are other long - term employee benefits, while retirement bonuses are post-employment defined benefit plans according to IAS 19. An independent actuary has determined the net present value of these obligations using discount rate of 5% p.a. and a wage inflation rate up to 3% p.a. Accrued obligations are those future discounted payments, adjusted by employee attrition rates, which were earned by the employees prior to the balance sheet dates. Demographic and attrition profiles are based on the historical data. Actuarial gains and losses are recognised in the period they occur.

During the 6 month periods ended 30 June 2003 and 30 June 2002 the Group paid PLN 13m and PLN 10m jubilee and retirement bonuses combined, respectively.

(k) Foreign exchange transactions

Transactions denominated in foreign currencies are translated in measurement currency (Polish Zloty) at actual exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are reported at the rates of exchange prevailing at the end of the period. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the income statement, except for amounts capitalised in accordance with Note 4 (i). Monetary assets and liabilities denominated in foreign currencies are reported at lower of commercial bank's buy rate and NBP average while foreign currency monetary liabilities are reported at higher of commercial bank's sell rate and NBP average.

(l) Financial instruments

Investments are classified into the following categories: held-to-maturity, held for trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity other than loans and receivables originated by the Group are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as held for trading. All other investments, other than loans and receivables originated by the Group, are classified as available-for-sale.

Held-to-maturity investments are included in non-current assets unless they mature within 12 months of the balance sheet date. Investments held for trading are included in current assets. Available-for-sale investments are classified as current assets if management intends to realise them within 12 months of the balance sheet date.

All purchases and sales of investments are recognised on the trade date. Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs.

Held for trading investments are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date.

Available-for-sale investments are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date unless they do not have a quoted market price in an active market and their fair value cannot be reliably measured by alternative valuation methods. Such available-for-sale investments are measured at cost less impairment.
Reserve capital is increased by the positive and negative difference between fair value and purchase price, less deferred tax, of the asset if market price set on regulated active market exists or for which it is workable to measure their fair value reliably. The decrease in the value of available-for-sale investments resulting from impairment is recognized in the income statement as financial costs.

Changes in the fair values of trading investments are included in financial income or financial expense. Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

Loans granted are carried at amortised cost.

Derivative financial instruments which are not designated as hedging instruments and are classified as held-for-trading and carried at fair value, with changes in fair value included in net profit or loss.

Derivative financial instruments which are designated as cash flow hedging instruments are carried at fair value, with changes in the fair value:
- recognised directly in equity through the statement of changes in equity for portion determined as an effective hedge;
- recognised in net profit or loss for ineffective portion.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:
- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative;
- the hybrid (combined) instrument is not measured at fair value with changes in fair value reported in net profit or loss.

Embedded derivatives are accounted for similarly to derivative financial instruments that are not designated as hedging instruments.

The carrying value of cash, receivables, trade and other payables and accruals approximates their fair value.

(m) Income tax

The income tax charge is based on profit for the year and considers deferred taxation. Deferred taxes are calculated using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled based on tax rates enacted or substantially enacted at the balance sheet date.

Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised. For the purpose of deferred tax calculation the investment tax allowance bonus is treated as a temporary difference and is recognised as deferred tax asset in the period the investment tax allowance deduction is taken.

Deferred tax liabilities are recognised for all taxable temporary differences, unless the deferred tax liability arises from goodwill for which amortisation is not deductible for tax purposes.

Deferred tax assets and liabilities are recognised regardless of when the timing difference is likely to realise.

Deferred tax assets and liabilities are not discounted and are classified as non-current assets (liabilities) in the balance sheet.

(n) Earnings per share

Basic earnings per share for each period are calculated by dividing the net profit for the period by the weighted average number of shares outstanding during that period.
Diluted earnings per share for each period is calculated by dividing the net profit for the period adjusted for any changes in the net profit resulting from the conversion of the dilutive potential ordinary shares by the weighted average number of shares outstanding taking into account the conversion of all dilutive potential ordinary shares.

(o) Provisions

A provision is recognised when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate may be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of the provision is the present value of the expenditures expected to be required to settle the obligation.

(p) Environmental provisions

The Group companies accrue for environmental clean-up and remediation costs when they have a legal or constructive obligation to do so.
Environmental provisions are periodically reviewed by independent environmental specialists.

(q) Equity compensation plans

Convertible bonds, issued by the Company as the part of the employee compensation program, are recognised at the moment of granting the employee an option to buy convertible bonds. As of balance sheet date, the fair value of the convertible bonds options is recognised as salary expense and presented in other payables. The fair value is estimated on the basis of historical volatility of listed shares and Black-Scholes' model.

(r) Management use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.
The consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial statements and note thereto.

(in PLN million)

5. Specific items affecting the amounts presented in these financial statements

a. Joint Venture PKN ORLEN- BASELL

During 6 month period ended 30 June 2003PKN ORLEN in exchange for its organized part of business contributed in kind (assets and liabilities related to production and sales of polyolefin) acquired 50% shares in BASELL ORLEN POLYOLEFINS Sp. z o.o. (formerly Poliolefiny Polska Sp. z o.o.) located in Plock ("BOP"). The remaining 50% acquired Basell Europe Holding B.V. ("BEH") in exchange for contributed cash. After increase share capital of BOP amounts to PLN 907m.

As a result of the contribution in kind organized part of business to BOP, the Group recognized a gain amounting to PLN 82m, net of deferred tax. The gain presented in these financial statements results from 50% share in net assets of BOP which is proportionate to BEH's share in the net assets of this company. The gain amounting to PLN 112m is presented as the other operating income. As at the transaction date, i.e. 1 March 2003, the investment in BOP was recorded at cost of PLN 342m and equity accounting method has been applied.

Since 1 March 2003 the joint-venture BOP is accounted for under the equity method in consolidated financial statements.50% of the company's net profit is adjusted by profits related to 50% of net assets of the company arisen on the transaction of contribution in kind and current mutual transactions.

b. Long term investments in Germany

During 6 month period ended 30 June 2003 the Company acquired a chain of 494 retail stations in Germany (323 stations under the name BP - Aral and 171 stations under the name Eggert together with shareholdings in Eggert – a company previously acquired by ARAL). The business activity in Germany is realized through 6 subsidiaries directly or indirectly 100% controlled by PKN ORLEN.

The transaction has been accounted under purchase method as presented below:

Purchase price	300
Net value of acquired assets and liabilities, adjusted for liabilities to BP paid by PKN (including PLN 21m of acquired cash)	(485)
Negative goodwill	(185)

As at the date of preparation of these financial statements the transaction was not finally settled, however, both parties initially agreed to return the amount of EUR 33m, i.e. PLN 140m, which decreased the initial purchase price from PLN 440m to PLN 300m. As at the balance sheet date the above mentioned amount was not transferred to the Group. The transaction should be settled finally in 3Q 2003. Therefore the final purchase price may change.

Due to the large number of purchased petrol stations the Company is currently engaged in the process of the estimation of their fair value. Consequently, the initial value of particular assets and liabilities as well as goodwill/negative goodwill may change after their final valuation.

Beginning from 1 March 2003 PKN ORLEN consolidates its activities in Germany using purchase method of consolidation.

c. Dividend from Polkomtel S.A.

Under the resolution of the General Shareholders Meeting of Polkomtel S.A. which took place on 31 March 2003, the dividend pay out to the shareholders from the profit of 2002 was authorised. As the Company owns 19.61% stake in Polkomtel S.A. share capital (i.e. 4,019,780 shares), it recognized dividend income equal to PLN 47m.

d. Disposal of stake in NOM Sp. z o. o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price equals to PLN 112m and is calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

PSE has raised legal uncertainties regarding the Agreement in part related to execution of the option.
According to the opinion of the Management Board of the Company, based additionally on an independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently, the Company recognised profit on the transaction amounting to PLN 28m (difference between purchase price of the shares and the sales price resulting from the put option). According to the Management Board the receivable of PLN 112m will be realised in full amount.

(in PLN million)

6. Property, plant and equipment

	30 June 2003 (unaudited)	31 December 2002
Land	384	137
Buildings and constructions	5,256	5,131
Machinery and equipment	2,894	3,029
Vehicles and other	295	306
Construction in progress	667	486
Total	9,496	9,089

The movements in each period were as follows:

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progress	Total
Cost						
1 January 2002	121	7,926	8,580	900	904	18,431
Additions at cost	16	795	455	114	902	2,282
Acquisition of subsidiaries	-	8	6	18	-	32
Disposal of consolidated subsidiaries	-	-	-	-	-	-
Reclassifications	-	7	(4)	(3)	-	-
Disposals	-	(105)	(138)	(52)	(14)	(309)
Transfers to other groups of PPE	-	-	-	-	(1,306)	(1,306)
31 December 2002	**137**	**8,631**	**8,899**	**977**	**486**	**19,130**
1 January 2003	137	8,631	8,899	977	486	19,130
Additions at cost	9	139	82	44	485	759
Acquisition of subsidiaries	238	292	316	11	-	857
Disposal of consolidated subsidiaries	-	-	(16)	(17)	-	(33)
Reclassifications	-	4	(2)	(2)	-	-
Disposals	-	(160)	(704)	(25)	(64)	(953)
Transfers to other groups of PPE	-	-	-	-	(240)	(240)
30 June 2003 (unaudited)	**384**	**8,906**	**8,575**	**988**	**667**	**19,520**
Accumulated depreciation						
1 January 2002	-	3,207	5,297	606	-	9,110
Charge	-	341	687	95	-	1,123
Other increases	-	-	2	-	-	2
Impairments	-	17	2	-	-	19
Acquisition of subsidiaries	-	4	4	14	-	22
Disposal of consolidated subsidiaries	-	-	-	-	-	-
Reclassifications	-	6	(4)	(2)	-	-
Disposals	-	(75)	(118)	(42)	-	(235)
31 December 2002	**-**	**3,500**	**5,870**	**671**	**-**	**10,041**
1 January 2003	-	3,500	5,870	671	-	10,041
Charge	-	186	360	44	-	590
Other increases	-	6	-	-	-	6
Impairments	-	6	2	-	-	8
Acquisition of subsidiaries	-	56	132	8	-	196
Disposal of consolidated subsidiaries		-	(11)	(13)	-	(24)
Reclassifications	-	2	-	(2)	-	-
Disposals	-	(106)	(672)	(15)	-	(793)
30 June 2003 (unaudited)	**-**	**3,650**	**5,681**	**693**	**-**	**10,024**
Net book value						
31 December 2002	**137**	**5,131**	**3,029**	**306**	**486**	**9,089**
30 June 2003 (unaudited)	**384**	**5,256**	**2,894**	**295**	**667**	**9,496**

(in PLN million)

Transfers from construction in progress to other groups of PPE are presented in additions at cost.

Perpetual usufruct granted to the entities of the Group by virtue of law meets the definition of an asset. In accordance with the Framework for the Preparation and Presentation of Financial Statements prepared by the International Accounting Standards Board an asset is a resource controlled by the enterprise as a result of past events and from which future economic benefits are expected to flow to the enterprise. Accordingly the asset should be recognized at its historical cost. As at the date of the first adoption of IFRS and as at the date of these financial statements, the historical cost of the asset could not be determined reliably and therefore no asset has been recognized in these financial statements, in accordance with SIC-8.

As at 30 June 2003 and 31 December 2002 the carrying amount of property, plant and equipment pledged as security for liabilities were PLN 392m and PLN 259m, respectively.

Impairment losses presented in the movements of property, plant and equipment are the amounts by which the carrying amounts of the assets exceeded their recoverable amounts. The impairment losses are charged to other operating expenses. Impairment losses recognised during the year 2002 and 6 month period ended 30 June 2003 resulted from the restructuring process of the Company (the integration of former CPN branches) and mainly relate to idle gasoline warehouses and retail sites.

Fixed assets of the Group are not considered to be investment property under IAS 40.

As of 30 June 2003 and 31 December 2002 Construction in progress included:

	30 June 2003 (unaudited)	31 December 2002
Revamping of Olefins II production unit	151	68
Intensification of Hydrocracking installation	117	38
Modernisation of boiler	76	54
Construction of underground crude oil and gasoline storage	55	59
Increase of production capacity of Biturox installation	48	32
Infrastructure of Olefins II	23	9
Intensification of IFP, Pyrotol, Butadien	21	13
Construction of gasoline storage in Ostrow Wielkopolski	9	-
Modernisation of wholesale site in Mosciska	8	-
Other construction in progress	159	213
Total	667	486

The Group companies record all scheduled maintenance and repairs as expenses when incurred. Environmental remediation costs related to site restoration are provided for when management has a legal or constructive obligation to restore and clean up the sites (see Note 18).

The amounts of borrowing costs capitalised for 6 month period ended 30 June 2003 were PLN (1)m and for 6 month period ended 30 June 2002 were PLN 27m. The average capitalisation rates in the 6 month period ended 30 June 2003 equalled to (1)% and in the 6 month period ended 30 June 2002 equalled to 4%.

(in PLN million)

7. Negative goodwill, net

	30 June 2003 (unaudited)	31 December 2002
CPN	67	72
Anwil S.A.	(296)	(315)
Orlen Deutschland	(191)	-
Other	18	21
Total	(402)	(222)

Goodwill and negative goodwill changes in the 6 month period ended 30 June 2003 and year ended 31 December 2002 were as follows:

	6 month period ended 30 June 2003 (unaudited)	year ended 31 December 2002
Gross amount		
Beginning of period	(322)	(334)
Negative goodwill on acquisition of Anwil S.A. shares in 2002	-	(8)
Negative goodwill on acquisition of German activities - Orlen Deutschland[3]	(185)	-
Foreign exchange gains/loss on negative goodwill valuation as at balance sheet date	(10)	-
Other additions/decrease of goodwill/negative goodwill	(1)	20
End of period	(518)	(322)
Accumulated amortisation		
Beginning of period	100	70
Charge for the period, net	16[1]	30[2]
End of period	116	100
Net book value at the end of period	(402)	(222)

Negative goodwill does not relate to expected future losses and it is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets.

[1)] PLN (8m) relates to goodwill amortisation and PLN 24m relates to negative goodwill write-off both presented in other operating income/(expenses), net in the consolidated income statement.
[2)] PLN (12m) relates to goodwill amortisation and PLN 42m relates to negative goodwill write-off both presented in other operating income/(expenses), net in the consolidated income statement.
[3)] Method of negative goodwill valuation presented in Note 5b)

(in PLN million)

8. Intangible assets

	30 June 2003 (unaudited)	31 December 2002
Software	9	3
Patents and trademarks	78	84
Other	40	20
Total	127	107

The movements of intangible assets in each period were as follows:

	Software	Patents and trademarks	Other	Total
Cost				
1 January 2002	16	146	30	192
Additions at cost	1	29	13	43
Acquisition of subsidiaries	-	-	-	-
Disposals of consolidated subsidiaries	-	-	-	-
Disposals	(1)	-	(10)	(11)
31 December 2002	**16**	**175**	**33**	**224**
1 January 2003	16	175	33	224
Additions at cost	2	10	6	18
Acquisition of subsidiaries	7	-	20	27
Disposals of consolidated subsidiaries	-	-	-	-
Disposals	-	(1)	-	(1)
30 June 2003 (unaudited)	**25**	**184**	**59**	**268**
Accumulated depreciation				
1 January 2002	12	60	12	84
Charge	2	31	4	37
Acquisition of subsidiaries	-	-	-	-
Disposals of consolidated subsidiaries	-	-	-	-
Disposals	(1)	-	(3)	(4)
31 December 2002	**13**	**91**	**13**	**117**
1 January 2003	13	91	13	117
Charge	1	16	2	19
Acquisition of subsidiaries	2	-	4	6
Disposals of consolidated subsidiaries	-	-	-	-
Disposals	-	(1)	-	(1)
30 June 2003 (unaudited)	**16**	**106**	**19**	**141**
Net book value				
31 December 2002	**3**	**84**	**20**	**107**
30 June 2003 (unaudited)	**9**	**78**	**40**	**127**

(in PLN million)

9. Financial assets

a) available for sale investments

At cost	30 June 2003	31 December 2002	Group interest in capital as at 30 June 2003	Group voting rights	Principal activity
	(unaudited)				
Polkomtel S.A.	436	436	19.61%	19.61%	GSM mobile operator
Telewizja Familijna S.A. [1]	26	26	11.96%	9.61%	Television operator
NFI Piast S.A.[2]	-	9	-	-	Investment fund
AWSA Holland II B.V.	61	61	9.22%	9.22%	Parnet Company of Autostrada Wielkopolska S.A.
Other	17	13			
Total at cost	540	545			
Impairment	(37)	(42)			
Net value of available for sale investments	**503**	**503**			

b) loans granted

Polkomtel S.A. net value	98	98
Other loans granted	15	-
Total net value of loans granted	**113**	**98**

c) financial assets held to maturity

Telewizja Familijna S.A. bonds	26	26
Impairment	(26)	(26)
Net value of financial assets held to maturity	**-**	**-**
Total net value of financial assets	**616**	**601**

[1] On 8 April 2003 the bankruptcy of Telewizja Familijna S.A. was announced; net book value of shares and bonds as at 30 June 2003 and 31 December 2002 equals 0.

[2] The Company disposed of shares of NFI Piast S. in 6 month period ended 30 June 2003 – revenue from disposal PLN 2m, purchase cost less impairment PLN 2m, profit on disposal PLN 0.

Available for sale investments as shown above are carried at cost less impairment charges since they do not have quoted market prices in an active market and their fair value cannot be reliably measured by alternative valuation methods.

Shares of Polkomtel S.A., a Polish GSM mobile operator, are presented at historical cost of PLN 436m (19.61% interest) as at 30 June 2003. There are three other shareholders in Polkomtel with approximately 19% ownership interest and several other minority shareholders.

As at 30 June 2003 PKN ORLEN owned 220,000 shares of Telewizja Familijna S.A. which represents 11.96% of share capital and 9.61% votes on General Meeting of Shareholders. The value of capital investment of PKN

(in PLN million)

ORLEN in Telewizja Familijna S.A amounts to PLN 26m. Shares are fully provided for. On 18 July 2001 PKN ORLEN acquired 260 bonds of Telewizja Familijna S.A. amounting to PLN 26m. Repurchase of bonds is due to take place on 12 March 2005. The above bonds are fully provided for. On 8 April 2003 the District Court for capital city of Warsaw announced bankruptcy of Telewizja Familijna S.A.

As at 30 June 2003 the Company had 9,22% share in AWSA Holland II B.V. share capital at total purchase price of PLN 61m. The company is the dominant holding company of Autostrada Wielkopolska S.A. that bears a licence to develop certain motorways in Poland. Shares are presented in the balance sheet at purchase price, as they have no active market and their fair value cannot be reliably measured. The Company owns a put option of AWSA shares to Kulczyk Holding S.A., at purchase price not lower, than the balance sheet value as at 31 December 2002. The option can be exercised till year 2038. Management of the Company believes that put option is fully realisable. Shares in AWSA are not traded on an active market and their fair value being base for the option valuation cannot be reliably measured. Therefore the option could not be valued and was recognised in the balance sheet of the Company at cost.

10. Investments accounted for using equity method

As at 30 June 2003 and 31 December 2002 the Group's investments accounted for using equity method were as follows:

	Recorded value using equity method as at		Group interest in equity as at 30 June 2003	Principal activity
	30 June 2003 (unaudited)	31 December 2002		
BOP[1)]	358	-	50%	production, distribution and sales of polyolefins
Naftoport Sp. z o.o.	49	49	48.71%	construction, operation and maintenance of loading station for liquid fuel
NOM [2)]	-	84	-	telecommunication services
Other	60	66		
Total	467	199		

[1)] The Company contributed organised part of business to BOP on 28 February 2003, further described in Note 5a)
[2)]The Company disposed of shares in NOM in 6 month period ended 30 June 2003 – revenue from disposal PLN 112m, purchase cost PLN 84m, profit on disposal PLN 28m, further described in Note 5d)

11. Inventories

	30 June 2003 (unaudited)	31 December 2002
Finished goods	1.189	1,079
Work in progress (semi-products)	372	341
Goods for resale	200	85
Materials and production supplies	1.389	1,363
Net inventories	3,150	2,868

The inventory write-offs to net realisable value amounted to PLN 2m and PLN 4m respectively, for the 6 month periods ended 30 June 2003 and 30 June 2002.

(in PLN million)

As at 30 June 2003 and 31 December 2002 the carrying amounts of inventories valued at net realisable value were PLN 59m and PLN 69m, respectively.

As at 30 June 2003 and 31 December 2002 the carrying amounts of inventories pledged as security for the Group's liabilities were PLN 13m at each date.

Pursuant to the Act on State Reserves and Mandatory Fuel Reserves of 30 May 1996 (Journal of Law no 90. position 404 with further amendments) the Company and some of its subsidiaries are subject to an obligation to create and maintain mandatory reserves of liquid fuels. As at 31 December 1998 the reserves should amount to 2 per cent by volume of the production or imports realised by entity in the previous year. In 1999 and each of the following years the level of mandatory reserves required increases by further 2 per cent as to reach the level of 76 days of production or imports of the entity as at the end of 2008 (moreover the Ministry of Economy is responsible for setting of economic fuel reserves: for liquid fuel in quantity equal to 14 fuel consumption days in a current year, this responsibility can be transferred to the Company).

12. Trade and other receivables

	30 June 2003 (unaudited)	31 December 2002
Trade receivables	1,945	1,614
Tax receivables	595	518
Advanced payments	78	93
Investing receivables, including	261	
- receivables from BP relating to settlement of German acquisition (including PLN 9m of foreign exchange gains valued as at balance sheet date)	*149*	-
- receivables relating to NOM stake disposal	*112*	-
Other receivables	185	147
Gross receivables	3,064	2,372
Less allowance for doubtful accounts	(330)	(292)
Net receivables	2,734	2,080

Total receivables include PLN 570m and PLN 71m of amounts in foreign currencies as at 30 June 2003 and 31 December 2002, respectively. Trade receivables relate primarily to the sales of finished goods and sales of goods bought for resale.

Other receivables include embedded derivatives (embedded foreign currency forward contracts) of PLN 14m and PLN 24m as at 30 June 2003 and 31 December 2002, respectively.

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising the Group's customer base and their dispersion across many different industries principally in Poland and Germany.

The normal repayment periods of receivables related to sales is 14 to 30 days.

Maximum credit risk amounts to PLN 2,734m. The Management believes that risk of doubtful receivables is reflected by the set allowance for doubtful accounts.

(in PLN million)

The impairment charges and changes therein for the 6 month period ended 30 June 2003 and year ended 31 December 2002 were as follows:

	6 month period ended 30 June 2003 (unaudited)	year ended 31 December 2002
Allowance		
Beginning of period	292	226
Increase	76	193
Released	(33)	(92)
Written off	(5)	(35)
End of period	330	292

13. Short-term investments

Short-term investments as at 30 June 2003 and 31 December 2002 included securities which are classified as held for trading.

14. Deferred costs

	30 June 2003 (unaudited)	31 December 2002
Prepayments	77	38
Other	30	19
Total	107	57

15. Cash and cash equivalents

	30 June 2003 (unaudited)	31 December 2002
Cash on hand and in bank	336	144
Cash in transit and cash equivalents	44	34
Total	380	178

Total cash and cash equivalents include PLN 210m and PLN 11m of amounts in foreign currencies as at 30 June 2003 and 31 December 2002, respectively.

Concentrations of credit risk relating to cash and cash equivalents are limited because the Group places its cash with several well-established Polish and international banks.

(in PLN million)

16. Minority interests

The minority interests represent the net assets of subsidiaries attributable to interests that are not owned, directly or indirectly through subsidiaries, by the Company.

	30 June 2003 (unaudited)	31 December 2002*
Minority interest		
Beginning of period	412	395
Change in the Groups' share of equity	(18)	(27)
Minority interest in the income of the Group	17	29
Inclusion of new companies in consolidated financial statements	-	15
End of period	411	412

* changes relate to 12 month period

Minority interests consist of interest of minority shareholders in the following subsidiaries:

	30 June 2003 (unaudited)	31 December 2002
Capital Group Anwil S.A.	197	194
Capital Group Rafineria Trzebinia S.A.	69	59
Capital Group Rafineria Nafty Jedlicze S.A.	33	33
Inowroclawskie Kopalnie Soli "Solino" S.A.	24	23
Other	88	103
Total	411	412

17. Interest bearing borrowings

	Note	30 June 2003 (unaudited)	31 December 2002
Bank loans	(a)	2,958	2,152
Borrowings	(b)	42	71
Short terms bonds	(c)	457	340
Total		3,457	2,563
Less short-term portion		3,010	2,161
Long-term portion		447	402

As at 30 June 2003 principal repayments fall due on:

	30 June 2003 (unaudited)
12 months till 30 June 2004	3,010
1 June 2004 – 30 June 2006	159
Thereafter	288
Total	3,457

(in PLN million)

During 6 month period ended 30 June 2003, the total interest bearing borrowings utilized by the Group increased by net PLN 894m. This is a result primarily of the increase in short-terms bonds by PLN 117m, the increase of loans related to consolidation of German business with liabilities of PLN 167m, the new syndicated bank loans amounting to EUR 75m and new bank loans amounting to PLN 334m: Bank Handlowy w Warszawie S.A. - PLN 109m, BPH PBK S.A. - PLN 100m, Pekao S.A. - PLN 93m, PKO BP S.A - PLN 32m as well as repayment of bank loans denominated in Polish zloty: PKO BP S.A - PLN 47m, Bank Millennium S.A. - PLN 35m, BPH PBK S.A. - PLN 28m.

On 29 July 2003 the Agreement on Syndicated Dual Currency Loan was signed. The loan amounts to EUR 500m and is to be repaid within 5 years. Loan can be utilised either in EUR or USD. The interest rates are:

- for EUR – EURIBOR + margin 0.60%-0.40% p.a.
- for USD – LIBOR + margin 0.60%-0.40% p.a.

On 15 September 2003 two tranches of the loan (amounting to USD 200m and EUR 25m) were used.

(a) Bank loans analysed by currency are as follows:

		30 June 2003 (unaudited)	31 December 2002
Polish Zloty	(1)	1,580	1,273
U.S. Dollar	(2)	801	791
Swiss Franc	(3)	24	26
EURO	(4)	553	62
Total		2,958	2,152

As of 30 June 2003 and 31 December 2002 fixed rates and margins relating to loans with floating rates were following:

30 June 2003	Amount	Lowest margin	Highest margin
		Polish Zloty (1)	
Floating rate	1,580		
T/N WIBOR		0.04%	1.00%
1T WIBOR		-	1.00%
1M WIBOR		0.00%	3.20%
3M WIBOR		0.30%	1.00%
6M WIBOR		-	0,95%
NBP discount rate		0.250	0.375
Total Polish Zloty	**1,580**		
		U.S. Dollar (2)	
30 June 2003	**Amount**	**Lowest margin**	**Highest margin**
Floating rate	801		
1M LIBOR		-	1.00%
3M LIBOR		-	0.35%
Total U.S. Dollar	**801**		
		Swiss Franc (3)	
30 June 2003	**Amount**	**Lowest margin**	**Highest margin**
Floating rate	24		
3M LIBOR		-	1.00%
Total Swiss Franc	**24**		
		EURO (4)	
30 June 2003	**Amount**	**Lowest margin**	**Highest margin**
Fixed rate	167	4.17%	7.90%
Floating rate	386		
3M LIBOR		0.00%	1.00%
1M EURIBOR		0.15%	0.25%
3M EURIBOR		-	1,20%
6M EURIBOR		0.30%	1.20%
Total EURO	**553**		
Total	**2,958**		

(in PLN million)

		Polish Zloty (1)	
31 December 2002	**Amount**	**Lowest margin**	**Highest margin**
Fixed rate	2	6.0%	8.0%
Floating rate	1,271		
T/N WIBOR		0.15%	1.10%
1T WIBOR		-	1.00%
1M WIBOR		0.00%	3.20%
3M WIBOR		0.30%	1.00%
6M WIBOR		-	0.95%
1M WIBID		-	0.50%
NBP discount rate		0.250	0.375
Total Polish Zloty	**1,273**		
		U.S. Dollar (2)	
31 December 2002	**Amount**	**Lowest margin**	**Highest margin**
Floating rate	791		
3M LIBOR		-	1.00%
1W LIBOR		-	0.35%
Total U.S. Dollar	**791**		
		Swiss Franc (3)	
31 December 2002	**Amount**	**Lowest margin**	**Highest margin**
Floating rate	26		
3M LIBOR		-	1.00%
Total Swiss Franc	**26**		
		EURO (4)	
31 December 2002	**Amount**	**Lowest margin**	**Highest margin**
Floating rate	62		
1W LIBOR		-	0.60%
1M LIBOR		-	1.70%
3M LIBOR		1.00%	2.00%
3M EURIBOR		-	1.20%
6M EURIBOR		-	0.30%
Total EURO	**62**		
Total	**2,152**		

The interest rates as of 30 June 2003 and 31 December 2002 for the following basis were as presented:

	30 June 2003	31 December 2002
T/N Wibor	5.32%	7.19%
1T Wibor	5.35%	7.04%
1M Wibor	5.32%	6.98%
3M Wibor	5.32%	6.87%
6M Wibor	5.15%	6.60%
1M Wibid	5.15%%	6.69%
1 M Euribor	2.156%	2.8980%
3 M Euribor	2.147%	2.8650%
6 M Euribor	2.091%	2.8040%
1W Libor (USD)	1.1238%	1.36%
1M Libor (USD)	1.12%	1.38%
3M Libor (USD)	1.1163%	1.38%
1M Libor (EUR)	2.1545%	2.8966%
3M Libor (EUR)	2.1428%	2.8613%
3M Libor (CHF)	0.2883%	0.62%
NBP discount rate	5.75%	7.50%

In the period ended 30 June 2003 the effective average interest rate for loans in Polish Zloty is of 6.50%, and for loans in other currencies is of 2.33%.

As of 30 June 2003 and 31 December 2002 loans amounting to PLN 483m and PLN 570m respectively, were secured on specific assets of the Group.

(in PLN million)

(b) Other loans and borrowings

	30 June 2003 (unaudited)	31 December 2002
Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej (Voivodship Fund for Environmental Care)	1	4
Narodowy Fundusz Ochrony Srodowiska (National Fund for Environmental Care)	41	67
Total	42	71

As at 30 June 2003 other loans and credits are subject to floating interest rates at 1.4%-9%.

(c) Bonds issued by PKN ORLEN

Bonds issued by PKN ORLEN are denominated in Polish Zloty and they are subject to interest rates at 5.4% – 6.1% and are repayable in 3Q 2003.

The Group continuously monitors the achievable interest rates and attempts to replace its loans with more favourable ones in response to market conditions.

The Group is granted loans both in PLN and foreign currencies, that bore mainly floating rates.

Based on arrangements made with their banks the Group had unused floating rate loan facilities of PLN 185m as at 30 June 2003.

Fair value of loans and borrowings is similar to their balance sheet value because the majority loan terms reflect currently market conditions.

(in PLN million)

18. Provisions for liabilities and charges

	30 June 2003 (unaudited)	31 December 2002
Environmental provisions	373	380
Jubilee awards and retirement bonuses	150	150
Penalties, compensation, other	44	29
Other provisions	11	17
Total	578	576

The Group companies have a legal or constructive obligation to restore a significant number of contaminated retail and wholesale sites regarding potential risk. An evaluation of the sites and an estimation of remediation costs were performed by independent professional consultants in 2000 - 2002. The amount of environmental provision was determined by the Management on the basis of independent professional consultants' reports and represents Management's best estimate of future costs assuming average level of parameters influencing estimated costs.

The movements in each period were as follows:

	Environmental provision	Jubilee awards and retirement bonuses	Penalties and compensations, other	Other provisions	Total
1 January 2002	**412**	**135**	**20**	**34**	**601**
Charge	1	40	16	19	76
Use of provision	(10)	(21)	(5)	(6)	(42)
Release	(23)	(4)	(2)	(30)	(59)
31 December 2002	**380**	**150**	**29**	**17**	**576**
Charge	5	26	31	6	68
Use of provision	(5)	(13)	(3)	(10)	(31)
Release	(7)	(3)	(13)	(2)	(25)
Change in composition of the Group	-	(10)	-	-	(10)
30 June 2003 (unaudited)	**373**	**150**	**44**	**11**	**578**

(in PLN million)

19. Trade, other payables and accrued expenses

Trade and other payables and accrued expenses consist of the following:

	30 June 2003 (unaudited)	31 December 2002
Trade payables	1,932	1,658
Taxes and social security	845	887
Social funds	58	46
Dividend	59	-
Holiday pay accrual	16	17
Wages and salaries	14	34
Loyalty program	44	44
Valuation of convertible bonds option	7	11
Accrued expenses and other payables	55	50
Total	3,030	2,747

The social fund, classified as a short-term employee benefit, is an employer's obligation based on the government mandated calculation based on the number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

Trade and other payables and accrued expenses include PLN 2,588m and PLN 947m, respectively, of amounts denominated in foreign currencies as at 30 June 2003 and 31 December 2002. Balance sheet value of short-term trade payables approximate their fair value, because trade payables are of a short – term nature.

20. Deferred income

	30 June 2003 (unaudited)	31 December 2002
Grants	8	8
Other	6	7
Total	14	15

21. Shareholders' equity

The share capital as at 30 June 2003 represented by the parent company's share capital is PLN 525m, divided into 420,177,137 shares with nominal value of 1.25 Polish Zloty each.

The share capital consist of the following share series as of 30 June 2003 and 31 December 2002:

Share series	Number of shares issued at 30 June 2003	Number of shares issued at 31 December 2002	Number of shares authorised at 30 June 2003	Number of shares authorised at 31 December 2002
A series	336,000,000	336,000,000	336,000,000	336,000,000
B series	6,971,496	6,971,496	6,971,496	6,971,496
C series	77,205,641	77,205,641	77,205,641	77,205,641
D series	-	-	11,344,784	11,344,784
	420,177,137	420,177,137	431,521,921	431,521,921

In Poland, each new issuance of capital is labelled as a new series of shares. All of the above series have exact the same rights.

(in PLN million)

In order to implement a motivation program for the top and medium level management on 15 May 2000 General Meeting of Shareholders authorised issuance of Series D shares and Series A convertible bonds. Due to the limitations of Polish law, Series A bonds convertible to Series D shares are being offered instead of options to purchase shares. The exercise price of 1 bond is 20.30 zloty and each bond is convertible to one Series D share with nominal value of 1.25 zloty each. Series D shares were to be issued in years 2001-2003. In June 2001 the Supervisory Board of PKN ORLEN approved the list of employees authorized to purchase Series A bonds convertible to Series D shares. Members of the Management Board of PKN ORLEN were awarded with the rights to purchase 5,490,493 convertible bonds while members of the middle management of PKN ORLEN were awarded with the rights to purchase 5,130,363 convertible bonds. Above mentioned number of bonds convertible to Series D shares refer to I, II and III tranche, awarding the rights in June 2001, in June 2002 and in June 2003. The entitled persons have the right to execute the bonds, until the date of the end of the motivation programme.

As of 30 June 2003, the fair value of the convertible bonds options approved by the Supervisory Board was PLN 7m and was recognised as liability. The difference of PLN 4m between valuation as of 31 December 2002 which amounted PLN 11m and valuation as at 30 June 2003 was recognised as reduction of salary expense for 6 month period ended 30 June 2003.

Revaluation reserves result from obligatory in Poland revaluation of fixed assets. Revaluations of property, plant and equipment were generally performed as mandated based on rates set by the Central Statistics Office ("GUS") and were designed to reflect the level of inflation. These reserves are not distributable.

Reserves available for distribution, according to Polish law (Commercial Code set certain restrictions in relation to periods for which dividends can be paid) as at 30 June 2003 and 31 December 2002 amounted to: PLN 2.380m (period 30 June 2003-1999) and PLN 1,879m (period 2002-1999) respectively. PKN ORLEN is authorised to pay the dividends to the extent of distributable reserves available under Polish Accounting Standards on a stand-alone reported basis.

During the 6 month periods ended 30 June 2003 the Company has not paid any dividends. On 24 June 2003 the General Shareholders Meeting took a resolution to pay out, in September 2003, the dividends from 2002 profit amounting to PLN 59m, i.e. 0.14 zloty per share.
During the year ended 31 December 2002 the Company paid dividends from 2001 profit amounting to PLN 50m i.e. 0.12 zloty per share.

Earnings per share calculation and diluted earnings per share calculation are presented below.

	6 month period ended 30 June 2003 (unaudited)	3 month period ended 30 June 2003 (unaudited)	6 month period ended 30 June 2002 (unaudited)	3 month period ended 30 June 2002 (unaudited)
Weighted average common stock outstanding (number of shares)	420,177,137	420,177,137	420,177,137	420,177,137
Net profit and diluted profit per share (in zloty per share)	1.23	0.38	0.43	0.27

As at 30 June 2003 and 30 June 2002 there is no dilutive effect regarding convertible bonds.

22. Segment reporting

Business segments

The Group's activities are conducted through two major operating divisions: Refining and Marketing (R&M) and Chemicals (C).

- The Refining and Marketing (R&M) includes crude oil refining, storage, wholesale and retail trading of refinery products.
- The Chemicals (C) includes mainly production and trading of petrochemical products by PKN ORLEN and fertilisers and PVC by Anwil S.A.

Other operations include mainly support activities in PKN ORLEN, transport activities and repair and construction activities performed by the Company's subsidiaries.

Segment profit and segment assets have been determined before making intersegment adjustments as appropriate. Sales prices between business segments approximate market values.
Segment costs have been allocated as appropriate based on rationale, other segment costs not determined, have been included as unallocated corporate expenses, reconciling total segment results to profit from operations.

PKN ORLEN
PAWEŁ WOCHOWSKI

fax: 44 207 588 6057
Cavon

(in PLN million)

Revenue, costs and results in segments

Segment:	Refining and Marketing				Chemicals				Other operations				Eliminations				Consolidated			
	For 6 month period	For 3 month period	For 6 month period	For 3 month period	For 6 month period	For 3 month period	For 6 month period	For 3 month period	For 6 month period	For 3 month period	For 6 month period	For 3 month period	For 6 month period	For 3 month period	For 6 month period	For 3 month period	For 6 month period	For 3 month period	For 6 month period	For 3 month period
	ended 30 June 2003		ended 30 June 2002		ended 30 June 2003		ended 30 June 2002		ended 30 June 2003		ended 30 June 2002		ended 30 June 2003		ended 30 June 2002		ended 30 June 2003		ended 30 June 2002	
Revenue																				
External sales	9,052	5,093	5,998	3,210	1,606	724	1,268	652	237	116	168	70	-	-	-	-	10,895	5,933	7,434	3,932
Inter-segment sales	1,679	762	1,099	607	690	315	577	269	566	292	581	309	(2,935)	(1,369)	(2,257)	(1,185)	-	-	-	-
Total revenue	**10,731**	**5,855**	**7,097**	**3,817**	**2,296**	**1,039**	**1,845**	**921**	**803**	**408**	**749**	**379**	**(2,935)**	**(1,369)**	**(2,257)**	**(1,185)**	**10,895**	**5,933**	**7,434**	**3,932**
Total costs	(10,016)	(5,640)	(6,667)	(3,596)	(2,136)	(970)	(1,761)	(863)	(778)	(409)	(718)	(362)	2,935	1,369	2,258	1,186	(9,995)	(5,650)	(6,889)	(3,636)
Other operating income	58	15	60	23	125	6	10	4	17	13	36	32					200	34	106	59
Other operating costs	(95)	(32)	(100)	(54)	(13)	(3)	(9)	(8)	(28)	(14)	(21)	(2)					(136)	(49)	(130)	(64)
Write off negative goodwill	3	3	-	-	20	10	20	10	-	-	-	-					23	13	20	10
Amortization of goodwill	(6)	(3)	(5)	(5)	-	-	-	-	-	-	-	-					(6)	(3)	(5)	(5)
Result																				
Segment result	675	198	385	185	292	82	105	64	14	(2)	46	47					981	278	536	296
Unallocated revenue of the Group	675	198	385	185	292	82	105	64	14	(2)	46	47					14	2	2	1
Unallocated cost of the Group																	(230)	(105)	(153)	(91)
Profit from operations																	**765**	**175**	**385**	**206**
Financial income																	132	56	47	37
Financial expenses																	(170)	(7)	(156)	(71)
Share in profit of subordinated entities accounted for using the equity method	-	-	-	-	18	10	-	-	3	1	4	2			.		21	11	4	2
Profit before income tax																	**748**	**235**	**280**	**174**
Income taxes																	(216)	(64)	(86)	(58)
Minority interests																	**(17)**	**(11)**	**(13)**	**(1)**
Net profit																	**515**	**160**	**181**	**115**

(in PLN million)

Additional information for segments	Refining and Marketing		Chemicals		Other Operations		Eliminations		Total	
	as at 30 June 2003	**as at 31 December 2002**	**as at 30 June 2003**	**as at 31 December 2002**	**as at 30 June 2003**	**as at 31 December 2002**	**as at 30 June 2003**	**as at 31 December 2002**	**as at 30 June 2003**	**as at 31 December 2002**
Segment assets	11,583	10,242	2,006	2,050	1,976	1,688	(139)	(96)	15,426	13,884
Investments in subordinated entities accounted for using the equity method	4	4	367	8	96	187			467	199
Unallocated corporate assets									872	990
Total assets									**16,765**	**15,073**
Segment liabilities	2,761	2,778	308	203	231	351	(126)	(94)	3,174	3,238
Unallocated corporate liabilities									4,367	3,094
Total liabilities									**7,541**	**6,332**

(in PLN million)

Additional information for segments (cont.)																
Segment:	**Refining and Marketing**				**Chemicals**				**Other operations**				**Consolidated**			
	For 6 month period	For 3 month period	For 6 month period	For 3 month period	For 6 month period	For 3 month period	For 6 month period	For 3 month period	For 6 month period	For 3 month period	For 6 month period	For 3 month period	For 6 month period	For 3 month period	For 6 month period	For 3 month period
	ended 30 June 2003		ended 30 June 2002		ended 30 June 2003		ended 30 June 2002		ended 30 June 2003		ended 30 June 2002		ended 30 June 2003		ended 30 June 2002	
Property, plant, equipment and intangible assets expenditure	342	208	281	132	133	71	54	26	63	53	50	36	538	332	385	194
Property, plant, equipment and intangible assets expenditure unallocated to segments													20	14	18	8
Total property, plant, equipment and intangible assets expenditure													**558**	**346**	**403**	**202**
Segment depreciation	**404**	**211**	**368**	**193**	**102**	**38**	**97**	**48**	**85**	**41**	**84**	**42**	**591**	**290**	**549**	**283**
Unallocated assets depreciation													18	9	17	9
Total depreciation													609	299	566	292
Non-cash expenses other than depreciation	**73**	**31**	**70**	**46**	**9**	**3**	**8**	**4**	**22**	**10**	**18**	**-**	**104**	**44**	**96**	**50**

Geographical segments

As a result of acquisition of financial assets in Germany, beginning on 1 March 2003, the Group operates in Poland and in Germany. The following table shows the distribution of the Group's consolidated sales by geographical market segmental reporting for business segments for 6 and 3 month periods ended 30 June 2003 and 30 June 2002.

Revenue in geographical segments																
Segment:	**Refining and Marketing**				**Chemicals**				**Other operations**				**Consolidated**			
	For 6 month period	For 3 month period	For 6 month period	For 3 month period	For 6 month period	For 3 month period	For 6 month period	For 3 month period	For 6 month period	For 3 month period	For 6 month period	For 3 month period	For 6 month period	For 3 month period	For 6 month period	For 3 month period
	ended 30 June 2003		ended 30 June 2002		ended 30 June 2003		ended 30 June 2002		ended 30 June 2003		ended 30 June 2002		ended 30 June 2003		ended 30 June 2002	
Export sales	303	150	391	296	412	182	325	160	8	6	10	7	723	338	726	463
Domestic sales	6,309	3,146	5,607	2,914	1,194	542	943	492	229	110	158	63	7,732	3,798	6,708	3,469
Sales in Germany	2,440	1,797	-	-	-	-	-		-	-	-	-	2,440	1,797	-	-
Total external revenue	**9,052**	**5,093**	**5,998**	**3,210**	**1,606**	**724**	**1,268**	**652**	**237**	**116**	**168**	**70**	**10,895**	**5,933**	**7,434**	**3,932**

(in PLN million)

All Group's assets as at 30 June 2003 were located in Poland and in Germany, where also the capital expenditures were incurred during 6 month period ended 30 June 2003.

23. Operating costs

	6 month period ended 30 June 2003	3 month period ended 30 June 2003	6 month period ended 30 June 2002	3 month period ended 30 June 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Raw materials and energy	5,348	2,582	4,777	2,638
Cost of goods bought for resale	2,883	1,990	587	317
External services	807	450	643	350
Payroll and benefits (staff costs)	542	296	526	288
Depreciation and amortisation	609	299	566	292
Taxes and charges	144	55	149	63
Other	293	155	270	104
	-----	-----	-----	-----
	10,626	5,827	7,518	4,052
Adjusted by:				
Change in inventories, deferred and accrued costs	(203)	10	(307)	(224)
Internal costs capitalised	(56)	(30)	(34)	(32)
	-----	-----	-----	-----
Operating costs	10,367	5,807	7,177	3,796
	=====	=====	=====	=====

24. Financial income and expenses, net

	6 month period ended 30 June 2003	3 month period ended 30 June 2003	6 month period ended 30 June 2002	3 month period ended 30 June 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Interest expense	(80)	(40)	(90)	(56)
Foreign exchange losses, net	(66)	-	(58)	(16)
Interest income	28	17	37	16
Foreign exchange gains, net	6	42	5	3
Profit from sale of shares, securities	28	28	5	2
Dividends received	47	-	-	-
Other income/(expense), net	(1)	2	(8)	17
	-----	-----	-----	-----
Total	(38)	49	(109)	(34)
	=====	=====	=====	=====

(in PLN million)

25. Income tax

	6 month period ended 30 June 2003 (unaudited)	3 month period ended 30 June 2003 (unaudited)	6 month period ended 30 June 2002 (unaudited)	3 month period ended 30 June 2002 (unaudited)
Current income tax charge	(212)	(71)	(106)	(57)
Deferred tax charge	(4)	7	20	(1)
Total	(216)	(64)	(86)	(58)

The Group does not constitute a tax group under Polish legislation. Therefore, every company in the Group is a separate taxpayer.

According to the Polish tax regulations, the tax rate in effect in 2003 and 2002 was 27% and 28% respectively. Income tax law has changed in November 2002 imposing 27% rate for 2003 and subsequent years. Before this change the tax rate was supposed to be 24% in 2003 and 22% in 2004 and thereafter. The change caused reassessment of net deferred tax liability, by PLN 75m (increase of net deferred tax liability) in the year ended 31 December 2002. Legislation procedure, aiming at changing the tax rate to 19% starting from year 2004, is currently in process, which may affect future reassessment of net deferred tax liability.

The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

	6 month period ended 30 June 2003 (unaudited)	3 month period ended 30 June 2003 (unaudited)	6 month period ended 30 June 2002 (unaudited)	3 month period ended 30 June 2002 (unaudited)
Profit before income tax	748	235	280	174
Income tax calculated at statutory rate (27%-2003; 28%-2002)	(202)	(64)	(78)	(49)
Permanent differences, including amortisation of goodwill and negative goodwill write off	(13)	3	(4)	3
Other	(1)	(3)	(4)	(12)
Income tax expense for the period	(216)	(64)	(86)	(58)
Effective tax rate	29%	27%	31%	33%

(in PLN million)

The net deferred tax liability as at 30 June 2003 and 31 December 2002 consists of the following:

	30 June 2003 (unaudited)	31 December 2002
Deferred tax assets:		
Deferred tax on environmental charges	96	102
Investment tax allowance bonus	-	14
Jubilee and retirement costs provisions	39	39
Other	58	66
Deferred tax assets – total	193	221
Deferred tax liabilities:		
Investment tax allowance	(341)	(369)
Capitalisation of borrowing costs	(131)	(140)
Unrealised foreign exchange gains	(23)	(32)
Difference between tax and accounting amortisation and depreciation	(67)	(53)
Revaluation of assets to fair value relating to acquisition of majority stake of Anwil S.A	(23)	(26)
Difference in contribution in kind – BOP (Note 5a))	(27)	-
Valuation of financial instruments	(6)	(7)
Provision for deferred tax - total	(618)	(627)
Net deferred tax liabilities	(425)	(406)

As the companies in the Group are not subject to group taxation and relief, the deferred tax assets and liabilities in the individual companies must be evaluated on a standalone basis. As a result, the consolidated balance sheets reflect deferred tax assets of PLN 18m and PLN 25m and deferred tax liabilities of PLN 443m and PLN 431m as of 30 June 2003 and 31 December 2002, respectively.

Under Polish tax regulations, taxpayers could have reduced the taxable income by the costs of purchasing qualifying fixed assets acquired in a given tax year (investment tax allowance deduction). In addition, the taxable income could have been further reduced in the following year by 50% of the previous year deduction (investment tax allowance bonus). Both the initial deduction and the additional deduction have been subject to limits prescribed in the Corporate Income Tax Act dated 15 February 1992. A deduction not used in a given year due to lower pre-tax profit could not have been carried over into the next year. Resulting from recent changes in income tax law, the above described tax incentives have been only available in year 2002 in relation to the continued investment projects begun before 2001. In all other cases, the investment incentives are no longer available. Investment tax allowance bonus earned related to 2002 tax incentives has been deducted in the 6 month period ended 30 June 2003.

(in PLN million)

26. Operating leases

Operating lease agreements are mainly in respect of the lease of buildings, computer equipment and vehicles. The lease expenses for the 6 month periods ended 30 June 2003 and 30 June 2002 were PLN 3m and PLN 2m, respectively.

Future minimum lease payments under non-cancellable operating leases as at 30 June 2003 were as follows:

	30 June 2003 (unaudited)
6 month period ended 31 December 2003	3
2004	5
2005	4
2006	2
2007 and thereafter	2

Total minimum lease payments	16
	====

27. Commitments resulting from capital expenditures

As of 30 June 2003, capital and other expenditures amounting to PLN 838m had been committed and authorised under contractual arrangements and PLN 3,804m had been authorised by Management Board and not contracted yet.

28. Related party transactions

a. Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and their other relatives

As at 30 June 2003 there were no borrowings granted by the Company to managing and supervising persons and their relatives.

In the 6 month period ended 30 June 2003 members of Management Board, Supervisory Board, their spouses, siblings, descendants and their other relatives have not entered into any significant transactions with the Company.

b. Transactions between the Company and its related parties were conducted on normal commercial terms and were as follows:

	Entities accounted for using equity method
Sales	
6 month period ended 30 June 2003	343
6 month period ended 30 June 2002	88
Purchases	
6 month period ended 30 June 2003	53
6 month period ended 30 June 2002	91
Short term debtors	
30 June 2003	90
31 December 2002	13
Short term creditors	
30 June 2003	36
31 December 2002	36

(in PLN million)

The above transactions included primarily sales and purchases of petroleum products as well as purchases of maintenance, transport and other services. The prices used in transaction approximate market levels.

c. Other significant transactions with related parties.

- As described in Note 9, the Company has put option of AWSA shares to Kulczyk Holding S.A. which is a shareholder of the Company.
- As described in Note 5a) the Company contributed organised part of business to BOP, which is joint venture of the Company.

29. Contingencies and risks

a) Guarantees and other contingent liabilities

The Group entities granted guarantees and sureties. The amounts of such guarantees and other contingent liabilities were PLN 76m (including PLN 75m to the Group entities) and PLN 16m (including PLN 1m to the Group entities) as at 30 June 2003 and 31 December 2002, respectively.

b) Litigation

Until the date of preparation of these financial statement there are no material litigation which could may materially affect the Group.

c) Tax regulations in Poland

Poland currently has a number of laws related to excise tax, value-added tax, corporate income tax and payroll (social) taxes, together with others, which have been implemented not long ago. Implemented regulations are often unclear or inconsistent. Often, differing opinions regarding legal interpretations exist both among and within government ministers and organisations, creating uncertainties and areas of conflict. Tax settlements, together with other legal compliance areas (for example: customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges. These facts create tax risks in Poland that are substantially higher than those typically found in countries with more developed systems.

There are no formal procedures in Poland to agree the final level of tax charge for a period. Tax settlements may be a subject of review during the subsequent 5 years. There is a risk that the authorities may have a different opinion from that presented by the entities constituting the Group as to the interpretation of the law which could have significant effect on Group's entities stated tax liabilities.

d) Excise tax – contingent liability of Rafineria Trzebinia S.A.

On 15 November 2002, based on the act on restructuring of some budget receivables from enterprises in Poland, Rafineria Trzebinia applied for the restructuring of budget payables concerning excise duty and VAT for the period from June to December 1998, of total value of PLN 55m and liabilities resulting from interest charge of total value PLN 58m. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions, stating the restructuring charge in the amount of PLN 5m, which was recorded in accruals.

At the date of preparation of these financial statements, a tax audit on similar case in Rafineria Trzebinia in relation to periods from 1999 to 2001 has been in progress and its results are not yet known. In case of sustaining similar qualifications, in the course of further proceeding, a risk of setting additional amount of tax liabilities for the periods form 1999 to 2001 exists. In the Company's management view, considering strong merit background (being base for possible appeal) and obtained legal opinion, likelihood of an unfavourable result of the tax audit is low.

(in PLN million)

e) Anti-trust proceedings

In proceeding presented below Office for Protection of Competition and Consumer ("OPCC") issued a decision setting cash penalty. These proceeding concern:

Methods of setting prices for antifreeze liquid to radiators „Petrygo" and prices for monoethylene glycols – the Company appealed to Anti-Trust Court against the negative decision of OPCC setting penalty of PLN 40m. On 13 August 2001 the Anti-Trust Court annulled fully the decision the decision of OPCC, which blame PKN ORLEN of applying monopolistic practice, annulling at the same time cash penalty, in 2001 due to this fact the provision was fully released. OPCC applied on 4 October 2001 to the Supreme Court to annul the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the Anti-Trust Court dated 13 August 2003 due to administrative deficiencies. In these circumstances the case will be conducted again by District Court in Warsaw and Anti-Trust Court.
These financial statements does not include provisions relating to the above proceeding as in the opinion of the Company's Management charging the Company with that penalty is not probable.

f) VAT litigation

On 30 June 2003 General Tax Control Council issued to PKN ORLEN four tax decisions related to December 1997 and August - October 1998 VAT, setting higher by PLN 15 million tax liability and interest of PLN 20 million. The decisions were questioned in accordance with Article 26 paragraph 2 of Act on Tax Control dated 28 September 1991.

General Tax Control Council, after reassessment of four issued decisions, cancelled former decisions and on 19 September 2003 ceased the proceeding.

g) Employees compensation plan

On 23 December 2002 an agreement between the Company and trade unions operating within the Company was signed. The goal of this agreement was to regulate the situation of employees in case of introducing restructuring actions in PKN ORLEN. The Company guarantees employment for employees up to final stage of restructuring process (the period is not clearly defined). If the obligation is not fulfilled by the Company, dismissed employees will be paid compensation according to the following rules:

- equivalent of 7 months employee's salary if employment contract is terminated till 31 December 2003;
- equivalent of 4 months employee's salary if employment contract is terminated in the period between 31 December 2003 and 31 December 2005;
- equivalent of 3 months employee's salary if employment contract is terminated after 31 December 2005.

h) Power transfer fee – Zaklad Energetyczny Plock S.A.

According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No. 1 dated January 15, 2001), the power transfer fee calculation method has been changed. According to the paragraph 37 of the Decree a different settlement of power transfer fee has been allowed. Following the decision of Chairman of Electricity Regulation Office the electricity sale agreement covering the period from 5 July 2001 to 30 June 2002 between Zaklad Energetyczny Plock S.A. and PKN ORLEN was signed. The agreement did not determine contentious issues concerning transfer fee, as it was regarded as civil case to be settled by an appropriate court.

Zaklad Energetyczny Plock did not claim for disputed amounts so far. Nevertheless, the Company's Management made the best possible estimate of the claim and provided it accordingly.

(in PLN million)

i) Tax allowances – investment incentives

During the period 1997 – 2002 the Group companies took advantage of the investment tax allowances described earlier in Note 25. Under the terms of this scheme, the Group companies have taken current deductions equal to PLN 2.009m in respect of investments in qualifying assets. During the period 1997 – 2003 the Group companies have also utilised additional investment tax bonuses relating to these capital investments. These deductions and bonuses have reduced the tax charges of the Group by PLN 468m and PLN 222m, respectively, during the period 1997 – I half of 2003 as follows.

Financial Year	Tax allowance	Tax bonus
1997	168	48
1998	111	63
1999	95	46
2000	62	38
2001	28	12
2002	4	13
6 month period ended 30 June 2003	-	2
	----	----
Total	468	222
	====	====

The above described allowances and bonuses are conditional. The law provides for the loss and reversal of entitlement for all investment allowances if within 3 years, any of the following circumstances arise:

(i) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and insurance pension premiums; in the case of VAT, any outstanding payments may not exceed 3% of output VAT,

(ii) the taxpayer transfers, in any form, the ownership of items that were subject to investment deductions; this does not concern the transfer of ownership resulting from the change of an entity's legal form or the merger or diversion of companies, performed on the basis of regulations regarding state-owned companies, the commercialisation and privatisation of state-owned companies, the Commercial Code and Cooperative Law,

(iii) the legal basis for the treatment of leased fixed assets as a component of the lessee's property ceases to exist,

(iv) the taxpayer is put into liquidation or is declared bankrupt,

(v) the taxpayer is reimbursed for investment expenses in any form.

Additionally, taxpayer can recognise tax deductions, if defined conditions, including lack of outstanding tax liabilities, are met before any deductions are recognised. If the conditions were not met at the moment in which the tax incentives deductions were recognised, tax authorities may deny a claim to tax allowances. The Act for the amendment of the Corporate Income Tax Act of 20 November 1998 (Journal of Law dated 27 November 1998 with further amendments), stipulates that taxpayers do not lose such a right if they correct their tax returns and settle the outstanding payments with penalty interest due within the period prescribed by regulations. In this case, the above implications described in point (i) are not applicable.

j) Fixed assets located on land where ownership is disputed

The Group operates and reflected in assets several fuel stations and other properties on which the ownership of the underlying land is unclear. The book value of the fixed assets located on such plots were PLN 25m and PLN 29m as of 30 June 2003 and 31 December 2002, respectively.

k) Termination benefits for key Management personnel

PKN ORLEN Management Board members, based on their individual employment contracts, are entitled to receive 6 to 12 months salaries after the termination of employment.

l) Other risks

Due to the public information in relation to the Company's purchase transaction, the Supervisory Board has taken actions, which were aimed to verify the above information, including analysis of the procurement procedures. Such procedures are not been finished yet, and no results are known. In the Management opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying financial statements.

30. Short-term employee benefits paid to Management Board and Supervisory Board

Short-term employee benefits include salaries, annual bonuses and cash equivalent for unutilised holiday.

Short-term employee benefits (in thousands PLN):

	For six month period ended 30 June 2003	For six month period ended 30 June 2002
Management Board*	5,665	4,481
Supervisory Board	421	428
	----	----
Total	6,086	4,909
	====	====

*Including remuneration former Management Board Members

Additionally, as at 30 June 2003 the fair value of the rights granted to the former and present Management Board members to purchase Series A convertible bonds to Series D shares was estimated at PLN 3m.

31. Employment structure

Average employment by category was as follows:

	For six month period ended 30 June 2003 (unaudited)	For six month period ended 30 June 2002
Blue collar workers	9,569	9,864
White collar workers	7,716	7,746
	------	------
Total	17,285	17,610
	======	======

Employment level as of 30 June 2003 and 31 December 2002 totalled 15,756 and 17,818 persons respectively.

32. Post balance sheet events

As described in Note 17, on 29 July 2003 PKN ORLEN signed an Agreement for a five-year syndicated loan of EUR 500 million.

(in PLN million)

33. Transformation for IFRS purposes

The Group companies maintain their accounts in accordance with the accounting principles and practices employed by enterprises in Poland as is required by the Amended Accounting Act. The financial statements set out above reflect certain adjustments not reflected in the companies statutory books to present these financial statements in accordance with IFRS, except for non-compliance with IAS 29 and IAS 16 as specified in Note 3.

The adjustments to the consolidated financial statements prepared under Polish Accounting Standards ("PAS") are set out below:

	Net profit for 6 month period ended 30 June 2003 (unaudited)	Net profit for 3 month period ended 30 June 2003 (unaudited)	Net profit for 6 month period ended 30 June 2002 (unaudited)	Net profit for 3 month period ended 30 June 2002 (unaudited)
PAS basis consolidated	551	184	199	130
Distribution from profit for social activity	(4)	(4)	-	-
Borrowing costs capitalisation, less depreciation	(34)	(24)	(4)	(14)
Amortisation of CPN goodwill	(5)	(2)	(5)	(2)
IFRS treatment of negative goodwill	8	4	4	2
Deferred tax on the above	8	7	2	4
Other	(9)	(5)	(15)	(5)
IFRS Consolidated	515	160	181	115

	Net assets as at 30 June 2003 (unaudited)	Net assets as at 31 December 2002
PAS basis consolidated	8,443	7,927
Distribution from profit for social activity	-	-
Borrowing costs capitalisation less depreciation	492	526
Goodwill on CPN, net	67	72
IFRS treatment of negative goodwill	(63)	(71)
Deferred tax on the above	(132)	(140)
Other	6	15
IFRS Consolidated	8,813	8,329

(a) Distribution from profit for social activity

According to Polish business practice shareholders of the Company have the right to distribute the profit for the employees benefits, i.e. for bonus payment or for the Company's social fund. Such distributions are presented in statutory financial statements, similarly to dividend payments, through the change in capital. In the financial statements prepared in accordance with IFRS such payments are charged to operating costs of the year, that the distribution concerns.

(b) Capitalisation of borrowing costs

In accordance with PAS, borrowing costs are written off to the income statement as incurred net of the amount capitalised related to borrowings for specific capital projects. Borrowing costs incurred on general borrowings are always expensed as incurred. Borrowing costs are capitalised as a part of the costs of the relevant fixed assets up to the date of commissioning and written off to the income statement over the period in which the assets is depreciated.

In these financial statements borrowing costs are subject to capitalisation in accordance with allowed alternative treatment of IAS 23 "Borrowing costs" presented in Note 4(i).

(c) Goodwill on shares purchased from former CPN employees

As discussed in Note 2b, the acquisition of CPN's employee shares was recorded for IFRS purposes under the acquisition method of accounting. As a result the Company recognised goodwill of PLN 107m on the acquisition of the 19.43% CPN shares held by the employees.

For PAS, the acquisition of CPN, including the acquisition of the minority shares was pushed back to the earliest financial statements presented under pooling of interests' method.

(d) IFRS treatment of negative goodwill

According to PAS, before the amended Accounting Act came into force, the Company released negative goodwill to income during two to five years period subsequent to acquisition. In the IFRS financial statements negative goodwill is recognised in a manner presented in Note 4(c).

(e) Deferred tax effects

Adjustments related to above mentioned differences between PAS and IFRS are basis for deferred tax calculation.

(f) IFRS treatment of revenues

In accordance with PAS, the Company and certain of its subsidiaries included excise tax charged on the oil product manufactured in their revenues and selling expenses.

For the purpose of these consolidated financial statements prepared under IFRS revenues from sales of products and selling expenses had been presented net of excise tax of PLN 4,348m and PLN 4,620m for 6 month periods ended 30 June 2003 and 30 June 2002, respectively.

34. Other

The consolidated financial statements have been authorised by Company's Management Board at premises of the Company, on September 22, 2003.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

....
President – Zbigniew Wróbel

....
Vice President – Jacek Strzelecki

....
Vice President – Sławomir Golonka

....
Vice President – Janusz Wiśniewski

....
Vice President – Andrzej Macenowicz

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	2Q2003_PAS_Unconsolidated
Released	09:03 14 Aug 2003
Number	6631O

BALANCE SHEET	as at 30.06.2003 end of quarter (current year)	as at 31.03.2003 end of previous quarter (current year)	as at 30.06.2002 end of quarter (previous year)	as at 31.03.2002 end of previous quarter (previous year)
Assets				
I. Fixed assets	8 792 624	8 911 140	8 307 542	8 368 908
1. Intangible fixed assets, including:	57 093	63 580	74 886	72 357
- goodwill	-	-	-	-
2. Tangible fixed assets	6 270 810	6 338 735	6 498 544	6 552 919
3. Long term receivables	32 655	34 271	268 786	270 019
3.1. From subordinated entities	25 751	25 940	256 711	256 857
3.2. From other entities	6 904	8 331	12 075	13 162
4. Long term investments	2 304 185	2 349 770	1 279 068	1 279 263
4.1. Real estate	-	-	-	-
4.2. Intangible fixed assets	-	-	-	-
4.3. Long term financial assets	2 304 185	2 349 770	1 279 068	1 279 263
a) in subordinated entities	1 707 181	1 752 694	705 719	702 809
b) in other entities	597 004	597 076	573 349	576 454
4.4. Other long term investments	-	-	-	-
5. Long term prepayments, deferred costs and deferred tax asset	127 881	124 784	186 258	194 350
5.1. Deferred tax assets *	-	-	-	-
5.2. Prepayments and deferred costs	127 881	124 784	186 258	194 350
II. Current assets	4 957 585	5 067 280	4 002 622	3 931 717
1. Inventories	2 719 729	2 825 771	2 060 159	2 003 459
2. Short term receivables	1 639 731	1 627 157	1 352 829	1 312 155
2.1. From subordinated entities	761 515	713 460	399 485	395 074
2.2. From other entities	878 216	913 697	953 344	917 081
3. Short term investments	68 680	67 005	118 287	99 481
3.1. Short term financial assets	68 680	67 005	118 287	99 481
a) in subordinated entities	-	-	-	-
b) in other entities	9 191	13 675	11 575	14 878
c) cash and cash equivalents	59 489	53 330	106 712	84 603
3.2. Other short term investments	-	-	-	-
4. Short term prepayments and deferred costs	529 445	547 347	471 347	516 622
Total assets	13 750 209	13 978 420	12 310 164	12 300 625

* the Company compensates provision for deferred tax and deferred tax assets

BALANCE SHEET	as at	as at	as at	as at

OFF BALANCE SHEET ITEMS	30.06.2003 end of quarter (current year)	31.03.2003 end of previous quarter (current year)	30.06.2002 end of quarter (previous year)	31.03.2002 end of previous quarter (previous year)
1. Contingent receivables	-	-	-	-
1.1. From subordinated entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	90 909	45 704	4 381	117 150
2.1. To subordinated entities	76 195	31 210	1 299	112 644
- granted guarantees and sureties	76 195	31 210	1 299	112 644
2.2. To other entities	14 714	14 494	3 082	4 506
- granted guarantees and sureties	14 714	14 494	3 082	4 506
3. Other	9 297	55 258	46 303	46 083
Total off-balance sheet items	*100 206*	*100 962*	50 684	163 233

CONSOLIDATED INCOME STATEMENT	II quarter (current year) from 1.4.2003 to 30.06.2003	II quarters cumulative (current year) from 1.1.2003 to 30.06.2003
I. Net sales, including:	8 263 106	15 243 346
- to subordinated entities	185 791	342 737
1. Net sales of finished products	6 089 238	12 076 800
2. Net sales of goods for resale and materials	2 173 868	3 166 546
II. Cost of goods sold, including:	(4 916 054)	(8 693 148)
- to subordinated entities	(186 408)	(332 588)
1. Cost of sales of finished products	(2 925 622)	(5 809 691)
2. Cost of goods for resale and materials sold	(1 990 432)	(2 883 457)
III. Gross profit on sales (I-II)	3 347 052	6 550 198
IV. Selling and distribution costs	(2 901 684)	(5 374 145)
V. General and administration expenses	(245 611)	(454 604)
VI. Profit on sales (III-IV-V)	199 757	721 449
VII. Other operating income	34 838	212 463
1. Profit on disposal of non-financial fixed assets	2 409	4 821
2. Grants	-	-
3. Other	32 429	207 642
VIII. Other operating expenses	(49 284)	(149 909)
1. Loss from disposal of non-financial fixed assets	(3 976)	(4 666)
2. Impairment of non-financial assets	(10 389)	(23 820)
3. Other	(34 919)	(121 423)
IX. Operating profit (VI+VII-VIII)	185 311	784 003
X. Financial income	55 947	132 164
1. Dividends and shares in profits, including:	1 873	48 382
- from subordinated entities	1 873	1 873
2. Interest, including:	17 132	27 870
- from subordinated entities	273	418
3. Profit from sale of investments	27 844	28 238
4. Revaluation of investments	2 070	2 231
5. Other	7 028	25 443
XI. Financial expenses *	1 140	(167 402)
1. Interest, including:	(43 775)	(86 242)
- for subordinated entities	(204)	(403)
2. Loss from sale of investments	-	-

		(current year)		(previous year)
Liabilities				
I. Equity	8 442 823	8 313 571	7 648 424	7 571 096
1. Share capital	525 221	525 221	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	6 278 684	5 797 040	5 743 830	5 504 915
5. Revaluation reserve	678 844	680 917	727 951	728 798
6. Other capital reserves	53 476	53 476	53 476	53 542
7. Foreign exchange gain on inclusion of subordinated entities	31 601	25 012	4	4
8. Undistributed profit from previous years	324 047	865 193	398 801	689 949
9. Net profit	550 950	366 712	199 141	68 667
10. Distribution from profit during financial year (negative value)	-	-	-	-
II. Minority interests	410 031	416 502	407 573	406 339
III. Negative goodwill on subordinated entities	399 334	260 929	271 373	281 737
IV. Liabilities and provisions for liabilities	7 396 767	8 064 713	6 103 470	6 149 332
1. Provisions for liabilities	877 423	864 332	802 395	795 594
1.1. Provision for deferred tax	299 328	302 456	237 221	228 478
1.2. Retirement benefits and similar provisions	150 278	145 083	137 634	137 491
a) long term	130 100	124 384	116 066	108 543
b) short term	20 178	20 699	21 568	28 948
1.3. Other provisions	427 817	416 793	427 540	429 625
a) long term	329 789	328 166	349 581	362 202
b) short term	98 028	88 627	77 959	67 423
2. Long term liabilities	471 076	569 317	1 319 222	1 342 566
2.1. To subordinated entities	-	-	-	-
2.2. To other entities	471 076	569 317	1 319 222	1 342 566
3. Short term liabilities	5 959 337	6 535 051	3 911 456	3 944 035
3.1. To subordinated entities	56 155	115 307	33 732	21 046
3.2. To other entities	5 844 751	6 364 062	3 819 416	3 861 745
3.3. Special funds	58 431	55 682	58 308	61 244
4. Accruals and deferred income	88 931	96 013	70 397	67 137
4.1. Negative goodwill	480	534	618	843
4.2. Other accruals and deferred income	88 451	95 479	69 779	66 294
a) long term	10 958	11 916	7 041	5 514
b) short term	77 493	83 563	62 738	60 780
Total liabilities	16 648 955	17 055 715	14 430 840	14 408 504

Net book value	8 442 823	8 313 571	7 648 424	7 571 096
Number of shares	420 177 137	420 177 137	420 177 137	420 177 137
Net book value per share (in PLN)	20,09	19,79	18,20	18,02
Diluted number of shares	-	-	-	-
Diluted net book value per share (in PLN)	-	-	-	-

XX. Declared or paid dividends per share (in PLN/EUR)	-	-	-	-

CONSOLIDATED BALANCE SHEET	as at 30.06.2003 end of quarter (current year)	as at 31.03.2003 end of previous quarter (current year)	as at 30.06.2002 end of quarter (previous year)	as at 31.03.2002 end of previous quarter (previous year)
Assets				
I. Fixed assets	**10 302 437**	**10 428 992**	**9 648 391**	**9 716 005**
1. Intangible fixed assets, including:	**104 199**	**106 704**	**95 369**	**94 177**
- goodwill	**10 918**	**10 966**	**165**	**-**
2. Goodwill on consolidation of subordinated entities	**23 360**	**24 718**	**4 145**	**4 326**
3. Tangible fixed assets	**8 928 238**	**8 970 138**	**8 552 423**	**8 609 105**
4. Long term receivables	**12 484**	**14 347**	**14 246**	**15 247**
4.1. From subordinated entities	**1 536**	**1 725**	**-**	**1 781**
4.2. From other entities	**10 948**	**12 622**	**14 246**	**13 466**
5. Long term investments	**1 078 175**	**1 153 669**	**758 141**	**766 498**
5.1. Real estate	**-**	**-**	**-**	**-**
5.2. Intangible fixed assets	**-**	**-**	**-**	**-**
5.3. Long term financial assets	**1 078 175**	**1 153 669**	**758 141**	**766 498**
a) in subordinated entities, including:	**462 166**	**544 812**	**181 532**	**187 725**
- shares in subordinated entities accounted for on an equity basis	**425 536**	**424 509**	**64 860**	**70 338**
- shares in unconsolidated subsidiaries and joint venture entities	**36 630**	**36 299**	**32 668**	**30 023**
b) in other entities	**616 009**	**608 857**	**576 609**	**578 773**
5.4. Other long term investments	**-**	**-**	**-**	**-**
6. Long term prepayments, deferred costs and deferred tax asset	**155 981**	**159 416**	**224 067**	**226 652**
6.1. Deferred tax assets	**18 247**	**24 239**	**30 135**	**25 090**
6.2. Prepayments and deferred costs	**137 734**	**135 177**	**193 932**	**201 562**
II. Current assets	**6 346 518**	**6 626 723**	**4 782 449**	**4 692 499**
1. Inventories	**3 132 185**	**3 258 897**	**2 432 932**	**2 371 161**
2. Short term receivables	**2 205 130**	**2 061 942**	**1 597 170**	**1 545 141**
2.1. From subordinated entities	**87 934**	**103 972**	**139 841**	**95 219**
2.2. From other entities	**2 117 196**	**1 957 970**	**1 457 329**	**1 449 922**
3. Short term investments	**447 068**	**729 575**	**257 656**	**241 241**
3.1. Short term financial assets	**446 567**	**729 073**	**257 656**	**241 241**
a) in subordinated entities	**-**	**644**	**-**	**-**
b) in other entities	**66 786**	**67 920**	**40 319**	**35 356**
c) cash and cash equivalents	**379 781**	**660 509**	**217 337**	**205 885**
3.2. Other short term investments	**501**	**502**	**-**	**-**

Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline 2Q2003_PAS_Consolidated
Released 09:02 14 Aug 2003
Number 6629O

Form SA-QSr II/2003
(quarter/year)

(for manufacturing, contracting, trading and service industry issuers)

According to § 57 section 2 and § 58 section 1 of the The Council of Ministers Decree of 16 October 2001 - Journal of Law, No 139, item 1569 and 2002, No 31, item 280

Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna publishes consolidated quarterly report for 2Q 2003

13 August 2003
(date of submission)

SELECTED CONSOLIDATED FINANCIAL DATA	in PLN thousand		in EUR thousand	
	II quarters cumulative from 1.1.2003 to 30.06.2003	II quarters cumulative from 1.1.2002 to 30.06.2002	II quarters cumulative from 1.1.2003 to 30.06.2003	II quarters cumulative from 1.1.2002 to 30.06.2002
I. Net sales of finished products, goods for resale and materials	15 243 346	12 053 778	3 535 919	2 796 051
II. Operating profit	784 003	399 339	181 861	92 633
III. Profit before taxation	767 075	301 289	177 934	69 888
IV. Net profit	550 950	199 141	127 801	46 194
V. Cash flow from operating activities	431 419	789 646	100 074	183 170
VI. Cash flow used in investing activities	(832 789)	(475 500)	(193 178)	(110 299)
VII. Cash flow used in / from financing activities	602 961	(300 194)	139 866	(69 634)
VIII. Net cash flow	201 591	13 952	46 762	3 237
IX. Total assets	16 648 955	14 430 840	3 735 462	3 237 792
X. Liabilities and provisions for liabilities	7 396 767	6 103 470	1 659 584	1 369 412
XI. Long term liabilities	471 076	1 319 222	105 694	295 989
XII. Short term liabilities	5 959 337	3 911 456	1 337 074	877 598
XIII. Equity	8 442 823	7 648 424	1 894 284	1 716 048
XIV. Share capital	525 221	525 221	117 842	117 842
XV. Number of shares	420 177 137	420 177 137	420 177 137	420 177 137
XVI. Earnings per ordinary share (in PLN/EUR)	1,31	0,47	0,30	0,11
XVII. Diluted earnings per ordinary share (in PLN/EUR)	-	-	-	-
XVIII. Net book value per share (in PLN/EUR)	20,09	18,20	4,51	4,08
XIX. Diluted net book value per share (in PLN/EUR)				

income				
1. Dividends and shares in profits, including:	20 491	67 000	11 373	13 227
- from subordinated entities	20 491	20 491	11 373	13 227
2. Interest, including:	14 082	22 094	18 819	27 122
- from subordinated entities	2 175	2 709	847	2 053
3. Proceeds from sale of investments	38 005	38 171	1 881	3 403
4. Revaluation of investments	-	45	15	376
5. Other	4 375	8 595	3 495	16 617
XI. Financial expenses *	11 227	(131 309)	(40 979)	(133 205)
1. Interest, including:	(31 384)	(61 698)	(38 129)	(80 836)
- for subordinated entities	(943)	(2 403)	(595)	(1 694)
2. Loss from sale of investments	-	-	-	-
3. Revaluation of investments	(68)	(4 933)	(143)	(645)
4. Other *	42 679	(64 678)	(2 707)	(51 724)
XII. Gross profit (IX+X-XI)	214 016	786 213	172 152	222 144
XIII. Extraordinary items (XIII.1 - XIII.2)	-	-	(47)	(116)
1. Extraordinary gains	-	-	10	17
2. Extraordinary losses	-	-	(57)	(133)
XIV. Profit before taxation (XII+/-XIII)	214 016			

- granted guarantees and sureties	-	-	2 241	2 241
3. Other	900	46 862	46 272	46 023
Total off - balance sheet items	469 824	425 238	143 061	142 887

INCOME STATEMENT	II quarter (current year) from 1.4.2003 to 30.06.2003	II quarters cumulative (current year) from 1.1.2003 to 30.06.2003	II quarter (previous year) from 1.4.2002 to 30.06.2002	II quarters cumulative (previous year) from 1.1.2002 to 30.06.2002
I. Net sales, including:	5 769 775	11 438 785	5 748 136	10 978 161
- to subordinated entities	1 102 216	2 070 247	762 239	1 478 493
1. Net sales of finished products	5 433 644	10 809 478	5 313 696	10 233 169
2. Net sales of goods for resale and materials	336 131	629 307	434 440	744 992
II. Cost of goods sold, including:	(2 770 790)	(5 453 537)	(2 755 216)	(5 155 488)
- to subordinated entities	(459 215)	(866 933)	(352 117)	(683 178)
1. Cost of sales of finished products	(2 512 275)	(4 956 444)	(2 387 304)	(4 530 788)
2. Cost of goods for resale and materials sold	(258 515)	(497 093)	(367 912)	(624 700)
III. Gross profit on sales (I-II)	2 998 985	5 985 248	2 992 920	5 822 673
IV. Selling and distribution costs	(2 709 208)	(5 094 463)	(2 678 275)	(5 237 374)
V. General and administration expenses	(156 183)	(284 408)	(147 897)	(274 406)
VI. Profit on sales (III-IV-V)	133 594	606 377	166 748	310 893
VII. Other operating income	26 678	277 274	51 031	83 346
1. Profit on disposal of non-financial fixed assets	1 236	1 715	12 522	16 985
2. Grants	-	-	-	-
3. Other	25 442	275 559	38 509	66 361
VIII. Other operating expenses	(34 436)	(102 034)	(40 231)	(99 635)
1. Loss from disposal of non-financial fixed assets	(571)	(1 152)	(5 361)	(7 608)
2. Impairment of non-financial assets	(6 844)	(20 257)	96	(14 207)
3. Other	(27 021)	(80 625)	(34 966)	(77 820)
IX. Operating profit (VI+VII-VIII)	125 836	781 617	177 548	294 604

		(current year)	(previous year)	(previous year)
Liabilities	-	-	-	-
I. Equity	7 783 425	7 684 028	7 034 260	6 962 782
1. Share capital	525 221	525 221	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	5 936 632	5 537 798	5 498 216	5 300 454
5. Revaluation reserve	705 107	702 920	728 911	728 798
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Undistributed profit from previous years	-	458 163	75 893	323 919
8. Net profit	562 989	406 450	152 543	30 914
9. Distribution from profit during financial year (negative value)	-	-	-	-
II. Liabilities and provisions for liabilities	5 966 784	6 294 392	5 275 904	5 337 843
1. Provisions for liabilities	755 451	758 953	671 051	668 591
1.1. Provision for deferred tax *	290 614	297 529	185 017	179 606
1.2. Retirement benefits and similar provisions	83 794	73 668	74 266	74 266
a) long term	73 295	63 299	62 660	62 660
b) short term	10 499	10 369	11 606	11 606
1.3. Other provisions	381 043	387 756	411 768	414 719
a) long term	318 807	324 070	347 063	359 868
b) short term	62 236	63 686	64 705	54 851
2. Long term liabilities	-	3 846	1 062 835	1 102 205
2.1. To subordinated entities	-	-	230 299	230 299
2.2. To other entities	-	3 846	832 536	871 906
3. Short term liabilities	5 151 266	5 471 318	3 495 399	3 525 234
3.1. To subordinated entities	402 095	467 931	131 225	136 432
3.2. To other entities	4 710 723	4 967 283	3 324 637	3 347 264
3.3. Special funds	38 448	36 104	39 537	41 538
4. Accruals and deferred income	60 067	60 275	46 619	41 813
4.1. Negative goodwill	-	-	-	-
4.2. Other accruals and deferred income	60 067	60 275	46 619	41 813
a) long term	-	-	-	-
b) short term	60 067	60 275	46 619	41 813
Total liabilities	13 750 209	13 978 420	12 310 164	12 300 625

Net book value	7 783 425	7 684 028	7 034 260	6 962 782
Number of shares	420 177 137	420 177 137	420 177 137	420 177 137
Net book value per share (in PLN)	18,52	18,29	16,74	16,57
Diluted number of shares	-	-	-	-
Diluted net book value per share (in PLN)	-	-	-	-

* the Company compensates provision for deferred tax and deferred tax assets

OFF BALANCE SHEET ITEMS	**as at 30.06.2003 end of quarter (current year)**	**as at 31.03.2003 end of previous quarter (current year)**	**as at 30.06.2002 end of quarter (previous year)**	**as at 31.03.2002 end of previous quarter (previous year)**
1. Contingent receivables	-	-	-	-
1.1. From subordinated entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	468 924	378 376	96 789	96 864
2.1. To subordinated entities	468 924	378 376	94 548	94 623
- granted guarantees and sureties	468 924	378 376	94 548	94 623
2.2. To other entities	-	-	2 241	2 241

Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline Re: Shares held by BoNY
Released 15:41 3 Oct 2003
Number 5275Q

Current report No 73/2003/74 dated 3 October, 2003

Number of shares held by the Bank of New York as of October 2, 2003

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that the number of its shares held by the Bank of New York increased from **41,780,674** (9.94% of votes at the General Shareholders' Meeting as reported on 18 September, 2003) to **42,380,674** shares (10.09% of votes at the General Shareholders' Meeting as of October 2, 2003).

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re: Convertible Bonds
Released	15:40 3 Oct 2003
Number	5268Q

Current report 72/2003/73 dated 2 October, 2003

The Management Board of Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN) discloses that Mr Jacek Strzelecki, Vice-President & CFO, owns 254,493 (two hundred and fifty four thousand four hundred and ninety three) series 'A' convertible bonds into series 'D' PKN ORLEN shares, following ORLEN Powiernik's purchase offer of series 'A' convertible bonds (see current report no. 65/2003 dated 19 August 2003). One bond may be converted into one PKN ORLEN S.A. share. The expiry date of making an announcement to the exchange is 10 October 2003.

The purchase price is equal to 1.1x of the average share price on the Warsaw Stock Exchange for 30 trading days prior to the appointment of an individual Board Member. However, the price cannot be lower than the bond's issue price of PLN 20.30. (In accordance with Resolution No 11 dated 15 May 2000 regarding issuance of series 'A' convertible bonds). The price of one convertible bond purchased by Mr Strzelecki is equal to PLN 20.91.

The Management Board of PKN ORLEN S.A.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. PKN ORLEN's strategy
Released	15:57 26 Sep 2003
Number	2511Q

Current report No 71/2003/72 dated 26 September, 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that the Supervisory Board of PKN ORLEN approved the corporate development strategy presented by the Management Board at yesterday's Board meeting. This strategy assumes an increase in PKN ORLEN's economic value, which is in line with the corporate Value Based Management Program, and the base foundation for consolidation process in the Central European Oil Sector as well as establishment of a vertically integrated, regional oil company with the potential to strengthen its position in the region.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Full Text Announcement

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Letter of Intent
Released	15:23 19 Sep 2003
Number	9785P

RNS Number:9785P
Polski Koncern Naftowy Orlen S.A.
19 September 2003

Current report No 69/2003 dated 19 September, 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that it has today placed with the Romanian Ministry of Industry and Commerce a letter of intent expressing PKN ORLEN's interest in the privatisation of Romanian oil leader, SNP Petrom. PKN ORLEN also allows for the possible establishment a consortium of investors interested in purchasing a stake in SNP Petrom. The above step is in line with PKN ORLEN's strategy of active participation in regional consolidation. PKN ORLEN believes this to be a very interesting opportunity, especially in terms of Romania's fuel market potential and Petrom's upstream operations.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Holding in PKN ORLEN SA
Released	15:53 18 Sep 2003
Number	9332P

RNS Number:9332P
Polski Koncern Naftowy Orlen S.A.
18 September 2003

Current report No 68/2003 dated 18 September, 2003

Number of shares held by The Bank of New York as of September 17, 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that the number of its shares held by The Bank of New York decreased from 44,779,954 (10.66% of votes at the General Shareholders' Meeting as reported on August 6, 2003) to 41,780,674 shares (9.94% of votes at the General Shareholders' Meeting as of September 17, 2003).

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline Sale of 4 services companies
Released 15:26 2 Sep 2003
Number 2983P

Current report 67/2003 dated September 2, 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, announces that on 29 August 2003, on the basis of share transfer agreements, the Company sold:

(1) 935 shares in Serwis Katowice Sp. z o.o. with a par value of PLN 100 each, representing 55% of the initial capital of Serwis Katowice and the same number of votes at its shareholders' meeting, for a total price of PLN 100,000.00 to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. ("ZUD");
(2) 3,215 shares in CPN Serwis Kielce Sp. z o.o. with a par value of PLN 100 each, representing 100% of the initial capital of CPN Serwis Kielce and the same number of votes at its shareholders' meeting, for a total price of PLN 340,000.00 to ZUD;
(3) 2,000 shares in Serwis Kedzierzyn Kozle Sp. z o.o. with a par value of PLN 100 each, representing 80% of the initial capital of Serwis Kedzierzyn Kozle and the same number of votes at its shareholders' meeting, for a total price of PLN 210,000.00 to ZUD;
(4) 675 shares in Serwis Rzeszow Sp. z o.o. with a par value of PLN 500 each, representing 97.26% of the initial capital of Serwis Rzeszow and the same number of votes at its shareholders' meeting, for a total price of PLN 360,000.00 to ZUD.

As a result of the sale of the above-mentioned maintenance and service companies, PKN ORLEN will record a gross profit amounting to PLN 57,500.00. As of the date of the transaction the companies employed 142 people. Following the above transactions PKN ORLEN will not have any holding in any of the companies. Moreover, PKN ORLEN holds 99.94% of the initial capital of ZUD.
Except for the relations in connection with the execution of the share transfer agreements referred to above, no other relations exist between the issuer and the issuer's managing or supervising persons, and the sellers of the shares.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline Sale of 4 services companies
Released 15:26 2 Sep 2003
Number 2983P

Current report 67/2003 dated September 2, 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, announces that on 29 August 2003, on the basis of share transfer agreements, the Company sold:

(1) 935 shares in Serwis Katowice Sp. z o.o. with a par value of PLN 100 each, representing 55% of the initial capital of Serwis Katowice and the same number of votes at its shareholders' meeting, for a total price of PLN 100,000.00 to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. ("ZUD");
(2) 3,215 shares in CPN Serwis Kielce Sp. z o.o. with a par value of PLN 100 each, representing 100% of the initial capital of CPN Serwis Kielce and the same number of votes at its shareholders' meeting, for a total price of PLN 340,000.00 to ZUD;
(3) 2,000 shares in Serwis Kedzierzyn Kozle Sp. z o.o. with a par value of PLN 100 each, representing 80% of the initial capital of Serwis Kedzierzyn Kozle and the same number of votes at its shareholders' meeting, for a total price of PLN 210,000.00 to ZUD;
(4) 675 shares in Serwis Rzeszow Sp. z o.o. with a par value of PLN 500 each, representing 97.26% of the initial capital of Serwis Rzeszow and the same number of votes at its shareholders' meeting, for a total price of PLN 360,000.00 to ZUD.

As a result of the sale of the above-mentioned maintenance and service companies, PKN ORLEN will record a gross profit amounting to PLN 57,500.00. As of the date of the transaction the companies employed 142 people. Following the above transactions PKN ORLEN will not have any holding in any of the companies. Moreover, PKN ORLEN holds 99.94% of the initial capital of ZUD.
Except for the relations in connection with the execution of the share transfer agreements referred to above, no other relations exist between the issuer and the issuer's managing or supervising persons, and the sellers of the shares.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	ORLEN Implements VBM
Released	15:50 28 Aug 2003
Number	1394P

Current report 66/2003 dated 28th August, 2003

PKN ORLEN Implements Value Based Management Programme

On August 28th 2003, the Management Board of PKN ORLEN SA presented to the Supervisory Board a programme of doubling the economic value of the Company over three years. This ambitious goal is to be achieved thanks to Value Based Management (VBM).

„Value Based Management is not only a matter of numbers. It is a change of the Company's philosophy of functioning. The first challenge to be met in the implementation of the VBM programme is to eradicate the old ways of thinking. That is why at the start of the implementation of the programme, we firmly undertake to generate a satisfactory shareholders value," states Zbigniew Wróbel, President of PKN ORLEN's Management Board.

The main objective of the Value Based Management programme is to direct PKN ORLEN's strategy towards creating value for shareholders. The principal purpose of the project is to establish a sound platform for the performance of strategic goals, to increase the financial potential and operational efficiency, to enhance PKN ORLEN's competitiveness in Poland and in the region, and to strengthen competence and motivation of the management throughout the Group.

The essence of the programme is that the management systems are based on Shareholders Value Added (SVA), calculated as the excess of after-tax operating result over the cost of employed capital. The cost of capital includes not only cost of debt but also the rate of return required by the shareholders contributing equity to the Company. The program is implemented in co-operation with Andersen Business Consulting and includes elements of the cost-cutting programme realised in co-operation with McKinsey.

The implementation of the Value Based Management at PKN ORLEN involves:

- setting several-year deadlines for ambitious but feasible strategic objectives for the Company,
- translating the objectives related to the creation of the Company value into specific tasks for organisational units and for the managers in charge of the units,
- introducing a key performance indicators (KPI) system to monitor the performance of the strategy based on the Balanced Scorecard,
- incorporating standards based on SVA and cost of capital into the main systems of the Company's management: an incentive system, operational planning, accounting, investments evaluation,
- creating a system for communicating the progress of value creation to the shareholders.

The value creation at PKN ORLEN will focus essentially on three segments. In the retail segment, SVA is to increase by PLN 231m thanks to reorganisation and modernisation, combined with a cost-cutting programme and actions aimed at enhancing sales efficiency. The target for SVA in production, logistics

and wholesale is a PLN 510m increase, to be achieved mainly through the introduction of a new sales and marketing strategy, implementation of a margin optimisation system, enhancement of the processing efficiency, optimal utilisation of distillation capacity and cost savings. The restructuring programme and costs saving at the Group companies should improve SVA by PLN 48m.

The strategy of Value Based Management is inseparably connected with generating Shareholders Value Added. The Management Board, tapping on the experience of the Western corporations, intends to go on to the implementation phase of the value creation strategy through defining specific goals for each of the directors. The whole Company's management will be involved in the implementation of particular elements of the strategy, by breaking down general objectives into constituent ones using the value trees developed at the Company. Each decision relating to the Company will be assessed in the context of the ratios which have a bearing on the increase in the Company value. In order to achieve a new level of corporate culture, value creation trainings will be conducted for PKN ORLEN employees. The Management Board hopes to form teams oriented towards an effective implementation of the activities comprising the strategy.

Currently work is underway to develop an incentive programme for PKN ORLEN employees, which will support the creation of the Company value. "According to research, the success of value creation projects depends in 20% on numbers and in 80% on the employees working for a given company. With this in mind, we place particular emphasis on establishing appropriate relations with our managers," Zbigniew Wróbel, President of PKN ORLEN concludes the description of the whole project.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Incentive Scheme at PKN
Released	15:36 19 Aug 2003
Number	8378O

RNS Number:8378O
Polski Koncern Naftowy Orlen S.A.
19 August 2003

Current report 65/2003 dated 19 August 2003

The Management Board of Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN) discloses that ORLEN POWIERNIK Sp. z o.o (ORLEN Powiernik), the trustee company that manages the management incentive programme and which is 100% owned by PKN ORLEN, made a purchase offer today of series A convertible bonds which are to be converted into series D shares of PKN ORLEN.

PKN ORLEN Board Members are entitled to receive 1,640,493 (one million six hundred forty thousand four hundred and ninety three) bonds at a purchase price equal to the average share price at the Warsaw Stock Exchange for 30 trading days before the appointment of each individual Board Member and increased by 10%. However, the price cannot be lower than the bond's issue price of PLN 20.30. (In accordance with Resolution No 11 of the Extraordinary GM dated 15th May 2000 regarding issuance of series A convertible bonds).

The Management Board of PKN ORLEN S.A.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	2Q2003 - LIFO Method
Released	14:59 13 Aug 2003
Number	6287O

Current Report 64/2003 dated 13th August 2003

Impact of LIFO valuation of inventories

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, informs about **impact of LIFO valuation of inventories on unconsolidated financial results of PKN ORLEN and consolidated financial results of PKN ORLEN Capital Group for 2Q 2003 and after 2Q 2003.**

Estimates of gross income and net income (after deferred taxation) assuming LIFO valuation of inventories of PKN ORLEN under Polish Accounting Standards (PAS) and of PKN ORLEN Capital Group under PAS and under International Financial Reporting Standards (IFRS) are as follows (PLN m):

	2Q 2003	After 2Q 2003	2Q 2002	After 2Q 2002
PKN ORLEN's unconsolidated gross profit under PAS	438	808	(1)	(11)
PKN ORLEN's unconsolidated net profit under PAS	321	579	(1)	(8)
Consolidated gross profit under PAS	493	801	20	71
Consolidated net profit under PAS	358	576	14	40
Consolidated gross profit under IFRS	474	782	4	50
Consolidated net profit under IFRS	334	540	3	26

The assumptions used for the above LIFO estimates are the same as used for previously published LIFO estimates. These assumptions were published in current report no 29/2002 dated 21st May 2001.

About PKN ORLEN S.A.

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline 2Q2003_IFRS (part 1)
Released 14:57 13 Aug 2003
Number 6235O

Current Report 63/2003 dated 13 August 2003

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS FOR 6 AND 3 MONTH PERIODS ENDED 30 JUNE 2003 AND 30 JUNE 2002 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CONDENSED BALANCE SHEETS
as of 30 June 2003 and 31 December 2002

	30 June 2003	31 December 2002
	(unaudited)	
	(in PLN million)	
ASSETS		
Non-current assets		
Property, plant and equipment	9,449	9,089
Negative goodwill	(367)	(222)
Intangible assets	127	107
Financial assets	616	601
Investments accounted for using equity method	467	199
Deferred tax assets	18	25
Other non-current assets	13	15
Total non-current assets	**10,323**	**9,814**
Current assets		
Inventories	3,150	2,868
Trade and other receivables	2,734	2,080
Income tax receivables	6	32
Short-term investments	53	44
Deferred costs	107	57
Cash and cash equivalents	380	178
Total current assets	**6,430**	**5,259**
Total assets	**16,753**	**15,073**

LIABILITIES AND SHAREHOLDERS' EQUITY

most significant decline in sales was recorded in gasoline by 18.8%.The decrease in the sales of gasoline was mainly due to a dynamic growth of the LPG market and lower volumes contracted by international operators.

Such a sales decrease (in volume terms) was accompanied by better revenues (in value terms), which was achieved due to higher quoted prices of fuels in 2Q 2003 relative to the corresponding period of the previous year: gasoline prices grew by 8.6%, diesel oil prices increased by 13.5% and the price of Ekoterm rose by 12.1%. At the same time, price increases were accompanied by a surge in cracking margins on these products (margins on gasolines grew by 21.7%, diesel oil – by 81.7%, and Ekoterm – by 120.9%). The sustained downtrend in oil prices, using a weighted average stock valuation, also had a negative impact on the segment's results in 2Q 2003. Average quotations of Brent crude fell in the second quarter from 30.56 USD/bbl (in March 2003) to 27.54 USD/bbl (in June 2003) After six months of 2003, the segment's result amounted to PLN 660m , showing growth of PLN 325m compared to the corresponding period of 2002. Such a significant change was principally attributable to the result of PLN 501m achieved in 1Q 2003.

Refining (Retail)

Refining (Retail)	6 months ending as at June 30 2003 (unaudited)		3 months ending as at June 30 2003 (unaudited)		6 months ending as at June 30 2002 (unaudited)		3 months ending as at June 30 2002 (unaudited)		Change % 6 months		Change % 3 months	
Results according to IFRS	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m
Revenue, including:	4,679	1,209	2,984	778	1,897	464	985	244	146.7%	160.6%	202.9%	218.9%
Revenue on sales to third parties	4,496	1,162	2,883	752	1,894	463	983	243	137.4%	151.0%	193.3%	209.5%
Intra-company revenue	183	47	101	26	3	1	2	0	6000.0%	4600.0%	4950.0%	
Cost and expenses	4,664	1,206	2,945	768	1,847	452	966	239	152.5%	166.8%	204.9%	221.3%
Result*	**15**	**4**	**39**	**10**	**50**	**12**	**19**	**5**	**-70.0%**	**-66.7%**	**105.3%**	**100.0%**
Sales to third parties (thousand tonnes)	1,702		1,065		1,048		548		62.4%		94.3%	

*) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.

The segment's revenue in 2Q 2003 increased by PLN 1,999m (by 202.9%), and the costs by PLN 1,979m (by 204.9%) compared to 2Q 2002. The higher revenue was due to an improvement in sales volumes (by 94.3%), following the inclusion of the German operations in the consolidated results. Sales revenues of the German subsidiaries (goods and materials) in 2Q 2003 amounted to PLN 1,790m.

Like-for-like retail fuel sales (excluding the German business contribution of 457,000 tonnes) in 2Q 2003 rose by 60,000 tonnes (10.9%) compared to the same period of the previous year. Sales of Ekoterm rose in the segment thanks to the Authorised Heating Oil Resellers. The retail margins on individual types of fuel rose in the second quarter of 2003 compared with the same period of the previous year: on gasolines by 10.9%, on diesel oil by 58.2% and on LPG by 77.5%, which had a positive impact on the segment's financial result. Also retail margins in Germany were by 5% better than estimated.

The second quarter of 2003 saw both a higher sales revenue (by PLN 1,999m, or 202,9%) and a 29.7% growth in the non-fuel margin. Revenues on sales of non-fuel products totalled PLN 190m. At the same time, due to promotional campaigns, an increase was seen in sales of fuels under the VITAY and FLOTA programmes of 9.5% and 48.3% respectively.

The above improved the segment's result by PLN 20m (105.3%) giving a total of PLN 39m. The operations in Germany (commenced in March 2003) yielded an operating profit of PLN 9m in 2Q 2003. After six months of 2003, the segment's result amounted to PLN 15m (due to rebranding costs and acquisition of stations in Germany in 1Q 2003) compared to PLN 50m in the same period of the previous year.

Petrochemicals

Petrochemicals	6 months ending as at June 30 2003 (unaudited)		3 months ending as at June 30 2003 (unaudited)		6 months ending as at June 30 2002 (unaudited)		3 months ending as at June 30 2002 (unaudited)		Change % 6 months		Change % 3 months	
Results according to IFRS	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m
Revenue, including:	2,296	593	1,039	271	1,845	452	921	228	24.4%	31.2%	12.8%	18.9%
Revenue on	1,606	415	724	189	1,268	310	652					

should strengthen PKN ORLEN Group's leading position in the domestic market for road and industrial bitumens.

In April 2003, we have initiated the restructuring of the logistics area aimed at spinning off of the storage depots as well as feedstock and product pipelines. This should lay the foundation for establishment of a company with an external investor. We are currently negotiating conditions and the structure of the transaction, as well as the assets for disposal and specific terms and conditions of the long-term contract.

The benefits we expect to gain from the restructuring project are: a reduction of PKN ORLEN's operating costs in logistics, disposal of inefficient logistics assets and more efficient utilization of the logistics assets and employees.

When implementing the Board's concept for restructuring the Group's assets, we place great emphasis on the social aspects which accompany these processes. We give preference to disposal concepts which do not give rise to social concern or unrest. This is done thorough open dialogue with trade unions and investors from which we tend to receive assurance of the most favorable financial conditions and social guarantees."

Financials by Area of Activity

Market Overview

In the second quarter of 2003, the average market price of Brent oil stood at USD 26.05/bbl having increased by USD 0.96/bbl (3.8%) in relation to the same period of the previous year. In 2Q 2003, the average market price for gasoline amounted to USD 279.91/tonne (a 8.6% increase over 2Q 2002). In the same period, an increase was also recorded in the diesel oil and Ekoterm (light heating oil) market prices, to USD 247.06/bbl and 228.66/bbl (or by 13.5% and 12.1%) respectively. With regard to margins, the quotations in the second quarter of 2003 were characterised by a significant increase in both the gasoline margins as well as diesel oil and light heating oil margins (increases of 21.7%, 81.7% and 120.9%, respectively, relative to 2Q 2002). There was an increase in the level of refining margins as calculated based on Brent prices quoted in Western Europe (PVM report), from USD 0.81/bbl in 2Q 2002 to USD 2.46/bbl in 2Q 2003. The U.S. dollar weakened further against the Zloty by 5.0% (from PLN 4.04/USD 1 in 2Q 2002 to PLN 3.84/USD 1 in 2Q 2003), while the Euro strengthened by 16.9% (rise in the average exchange rate from PLN 3.72/EUR 1 in 2Q 2002 to PLN 4.35/EUR 1 in 2Q 2003). The fuel consumption in Poland in the first six months of 2003 is estimated to have dropped by over 3% in comparison with to the analogous period of the previous year. In addition, Poland's liquid fuels market at that time deteriorated as a result of aggressive policy performed by competitors and imports of cheap diesel oil.

Refining (Production + Wholesale)

Refining (Production + Wholesale)	6 months ending as at June 30 2003 (unaudited)		3 months ending as at June 30 2003 (unaudited)		6 months ending as at June 30 2002 (unaudited)		3 months ending as at June 30 2002 (unaudited)		Change % 6 months		Change % 3 months	
Results according to IFRS	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m
Revenue, including:	7,400	1,913	3,457	901	6,288	1,539	3,363	832	17.7%	24.3%	2.8%	8.3%
Revenue on sales to third parties	4,556	1,178	2,210	576	4,103	1,004	2,226	550	11.0%	17.3%	-0.7%	4.7%
Intra-company revenue *	2,844	735	1,247	325	2,185	535	1,137	281	30.2%	37.4%	9.7%	15.7%
Cost and expenses	6,740	1,742	3,298	860	5,953	1,457	3,197	790	13.2%	19.6%	3.2%	8.9%
Result **	**660**	**171**	**159**	**41**	**335**	**82**	**166**	**41**	**97.0%**	**108.5%**	**-4.2%**	**0.0%**
Sales to third parties (thousand tonnes)	3,673		1,911		4,478		2,346		-18.0%		-18.5%	

**) Revenue includes transfers to the retail segment to the amount of: Q2 2002 – PLN 1,088 m; Q2 2003 – PLN 1,348m; Q1 2002 – PLN 531m; Q1 2003– PLN 586m.*

***) The segment's operating result, net of costs not attributed to any of the segments, incurred at the Group's level.*

The segment's financial result for the second quarter of 2003 was PLN 159m, compared with PLN 166m in the same period in 2002. Such a decrease was due to a 2.8% growth in sales value, with an increase in the segment's costs of 3.2%. The fall in sales revenue was mainly due to a 10.0% drop in the volume of sales of refinery products to third parties, while the sales volume of light products fell by 3.5%. The

Jacek Strzelecki, Vice President, Chief Financial Officer

"Among most important events that affected the company's current and future performance was the cancellation of the tender for a 75% stake in Grupa Lotos (former Rafineria Gdanska). The regional consolidation projects and PKN ORLEN's role in this process are still part of the company's strategic planning. The situation we have faced has had a significant impact on dynamics of addressing issues related to current operational management in the Company. The Management Board is now focusing on the internal strengthening processes and PKN ORLEN's efficiency improvements as well as an aggressive sales and marketing strategy intended to maximise margins.

In June and July we initiated the operating cost cutting programme. We created a new Cost Cutting Department within the structures of the financial division whose main objective will be monitoring the process and supporting the Board in achieving these savings targets.

At the same time, the value based management (VBM) system has now reached the implementation phase. Thanks to this project we not only expect to be equipped with new, more efficient tools that will enable us to translate the company's strategy into specific operating tasks, but, most importantly, it will focus all PKN ORLEN's personnel on building value for shareholders. We begin this with a dramatic reduction of operating costs (PLN 800m, almost 20% of the company's cost base). In the next stage, we will enhance this process with new efficiency initiatives that were set out in the sales and marketing strategy approved by the Supervisory Board. This process will also be strengthened through the restructuring of the Capital Group.

We are also putting the finishing touches to the financial risk management project at PKN ORLEN which should give us new financial tools and instruments to hedge against potential market risk. All the work will be integrated and monitored through one IT and organisational platform established for the VBM project.

In July, we signed an agreement for a five-year syndicated loan of EUR 500m. The loan will be provided by 18 banks and is not secured on PKN ORLEN's assets. The loan interest rate, dependent on a debt to EBITDA ratio, will stand at around 0.40% - 0.60%. The loan will be divided into two tranches: term and revolving, of EUR 350m and EUR 150m respectively, and will be used to finance the company's on-going investments and repay its 3-year USD 200m syndicated loan. New financial resources allow for greater flexibility in shaping corporate financial policy and will constitute a source of stability and security for PKN ORLEN's cash flow in the near future."

Andrzej Macenowicz, Vice President, Human Resources and Management Systems

" With respect to the Capital Group, PKN ORLEN is concentrating on those operations related to its core business. In those non-core areas which have no direct relationship to refining and petrochemical activities, we will continue to pursue the disposal assets. In the restructuring of the Group we plan to sell stakes in companies from a variety of sectors. This principally refers to those companies in which PKN ORLEN holds minority stakes, as well as maintenance, service and transport companies.

In the second quarter of 2003, PKN ORLEN disposed of its investments in 13 companies. We sold stakes in four maintenance companies, in one service company and eight companies in which PKN ORLEN held a minority stake. During this period we also sold our financial assets in NOM. Total profit from these disposals was PLN 38m (including PLN 27.5m from disposal of NOM). These disposals were handled in a number of different ways; through a management buy-out (eg. Serwis Gdansk), unbundling of cross shareholdings by those companies with free financial resources (eg. ORLEN Eltech, ORLEN Remont, ORLEN Mechanika), the creation of branch groups through the concentration of a transportation branch group around ORLEN Transport Plock and a service branch group around Zaklad Urzadzen Dystrybucyjnych.

The disposal processes require the agreement of the three parties involved: the seller, investor and trade unions. The consensus needs to be reached with respect to the financial terms of the acquisition, the future availability of contracts from ORLEN and the social benefit for acquired employees. This is because disposals must comply with the Agreement signed in December 2002 between PKN ORLEN's Management Board and representatives of the trade unions.

In the second quarter of 2003, ORLEN Asfalt officially commenced its operations. The company was created out of the assets of Bitrex from the Rafineria Trzebinia capital group. Through acapital increase, PKN ORLEN acquired 82.46 per cent of the shares, with the remaining stake owned by Rafineria Trzebinia. ORLEN Asfalt's business focus will be the production and marketing of bitumens. This

Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline 2Q2003_IFRS (part 2)
Released 14:58 13 Aug 2003
Number 6277O

Financial Highlights

PKN ORLEN Group	6 months ending as at June 30 2003 (unaudited)		3 months ending as at June 30 2003 (unaudited)		6 months ending as at June 30 2002 (unaudited)		3 months ending as at June 30 2002 (unaudited)		Change % 6 months		Change % 3 months	
Results according to IFRS	PLN m	USD m[1]	PLN m	USD m[1]	PLN m	USD m[1]	PLN m	USD m[1]	PLN m	USD m[1]	PLN m	USD m[1]
Sales revenue	10,895	2,816	5,933	1,547	7,434	1,819	3,932	972	46.6%	54.8%	50.9%	59.2%
EBITDA[2]	1,374	355	474	124	951	233	498	123	44.5%	52.4%	-4.8%	0.8%
Operating profit/ (loss)	765	198	175	46	385	94	206	51	98.7%	110.6%	-15.0%	- 9.8%
Financial expenses	170	44	7	2	156	38	71	18	9.0%	18.8%	-90.1%	-- 88.9%
Net profit (loss)	515	133	160	42	181	44	115	28	184.5%	202.3%	39.1%	50.0%
Net profit (loss) according to LIFO method	540	140	334	87	26	6	3	1	1976.9%	2233.3%	11033.3%	8600.0%
Operating cash flow	454	117	198	52	697	171	360	89	-34.9%	-31.6%	-45.0%	- 41.6%

(1) The following average exchange rates were used for the conversion of the amounts denominated in USD: *Q2 2002 – 4.0863* PLN/USD, *Q2 2003 – 3.8687* Pl 2002 – *4.0444* PLN/USD, *Q1 2003 –3.8352* PLN/USD.
(2) EBITDA = OPERATING PROFIT + DEPRECIATION/AMORTISATION

- **Refining (Production + Wholesale):** 2Q 2003 saw a decrease in the segment's performance, which fell by 4.2% in comparison with 2Q 2002; the decrease was attributable principally to the 18.5% fall in volumes sold to third parties.

- **Refining (Retail):** The 105.3% profit increase recorded in 2Q 2003 is predominantly attributable to the increase in fuel retail margins and increase in sales volumes (German operations).

- **Petrochemicals:** The PLN 18m improvement in the 2Q 2003 financial result was due to the 10.6% increase in sales volumes. At the same time, the segment's performance in 2Q 2002 was weakened by the prolonged maintenance shut-down of the Aromatics Extraction Plant.

- **Other Activities:** Increase in revenue of 7.7% and concurrent increase in the segment's costs of 23.5% had a negative impact on the segment's performance., with a loss in 2Q 2003 of PLN 2m compared with a profit of PLN 47m in 2Q 2002.

- **Inland Premium:** 2Q 2003 saw a PLN 6m (or 5.7%) decrease in the inland premium in relation to 2Q 2002 as a result of fuel prices remaining below import parity.

- **Profit on Sales:** 18.2% increase in 2Q 2003 in relation to 2Q 2002, was attributable mainly to higher cracking margins on fuels.

- **Net Profit:** PLN 160m, up by PLN 45 compared to 2Q 2002, mainly as a result of positive macroeconomic relations (exchange differences) and the sale of financial assets in NOM Sp. z o.o.

- **Net Operating Cash Flow:** Generated cash over PLN 160m down in relation to 2Q 2002, mainly as a result of lower liabilities and accrued expenses

- **CAPEX (expenditures on non-current assets)** – In comparison with 2Q 2002 expenditures in 2Q 2003 increased by 71.3% as a result of bigger number of investment assignments in all areas of activity.

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Holding(s) in Company
Released	15:25 6 Aug 2003
Number	4030O

RNS Number:4030O
Polski Koncern Naftowy Orlen S.A.
06 August 2003

Current report No 62/2003 dated 6 August, 2003

Numbers of shares held by The Bank of New York as of August 5, 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that the number of its shares held by The Bank of New York decreased by 2.03% from 53,336,068 (12.69% of votes at the General Shareholders' Meeting as reported on March 14, 2003) to 44,779,954 shares (10.66% of votes at the General Shareholders' Meeting as of August 5, 2003).

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	An Agreement for a loan
Released	15:32 30 Jul 2003
Number	1477O

Current Report No. 61/2003 dated 30 July 2003

An Agreement for a five-year syndicated loan of EUR 500m

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 29 July 2003 it signed an Agreement for a five-year syndicated loan of EUR 500m. The loan will be provided by:

Bank Austria Creditanstalt AG
Bank Handlowy w Warszawie S.A.
ING Bank N.V., London Branch
Societe Generale
WestLB AG London Branch
Bank Polska Kasa Opieki S.A.
ABN Amro Bank N.V.
Bank Zachodni WBK S.A.
Powszechna Kasa Oszczednosci Bank Polski S.A.
Bank Gospodarki Zywnosciowej S.A.
BNP Paribas Bank Polska S.A.
The Bank of Tokyo-Mitsubishi, Ltd.
Credit Lyonnais SA
Deutsche Bank Luxembourg S.A.
Sumitomo Mitsui Banking Corporation Europe Ltd.
Danske Bank Polska S.A.
Dresdner Bank Luxembourg S.A.
Nordea Bank Polska S.A.

The loan will be used to finance the company's on-going investments and repay its foreign currency indebtedness. PKN ORLEN is entitled to utilise the loan both in EUR and USD. The loan interest rate is based on the relevant EURIBOR / LIBOR rate plus 0.40% - 0.60% annual margin dependent on the financial ratios. This is one of the most favourable margins available on the syndicated loan market for any Polish company. The loan is not secured on PKN ORLEN's assets.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sectors in Poland.

END

Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline The guarantee letters
Released 15:24 30 Jul 2003
Number 1468O

Current Report No. 60/2003 dated 30 July 2003

The guarantee letters

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 29 July 2003 it issued guarantee letters to Bayerische-Hypo und Vereinsbank AG, Dresdner Bank AG, Commerzbank AG and an insurance entity - Zurich Versicherung AG - to secure the liabilities of ORLEN Deutschland GmbH (PKN ORLEN's fuel subsidiary in Germany). The EUR 115m liabilities come out of ORLEN Deutschland's fuel trading operations. The guarantee is valid for 12 months.

PKN ORLEN holds 100% stake in ORLEN Deutschland GmbH

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END